SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934

GVI SECURITY SOLUTIONS, INC.
(Name of Subject Company)

GVI SECURITY SOLUTIONS, INC.
(Name of Person Filing Statement)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

36242E200
(CUSIP Number of Class of Securities)

Steven E. Walin
Chief Executive Officer
GVI Security Solutions, Inc.
2801 Trade Center Drive, Suite 120
Carrollton, Texas 75007
(972) 245-7353

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person Filing Statement)

 With copies to:

Alison Newman, Esq.
Cooley Godward Kronish LLP
1114 Avenue of Americas
New York, NY 10036
(212) 479-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

TABLE OF CONTENTS

Item  1. Subject Company Information.

(a) Name and Address. The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is GVI Security Solutions, Inc., a Delaware corporation (“GVI” or the “Company”). The address of the principal executive offices of the Company is 2801 Trade Center Drive, Suite 120, Carrollton, Texas 75007, and its telephone number is (972) 245-7353.

(b) Securities. The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, $0.001 par value per share, of the Company (“Common Stock”). As of the close of business on October 21, 2009, there were 27,285,301 shares of Common Stock issued and outstanding.

Item  2. Identity and Background of Filing Person.

(a) Name and Address. The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above.  The Company’s website is www.samsung-security.com.  The website and the information on or connected to the website are not a part of this Schedule 14D-9, are not incorporated herein by reference and should not be considered a part of this Schedule 14D-9.

(b) Tender Offer. This Schedule 14D-9 relates to a tender offer by GenNx360 GVI Acquisition Corp. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of GenNx360 GVI Holding, Inc., a Delaware corporation (“Parent”), disclosed in a Tender Offer Statement on Schedule TO, dated November 3, 2009 (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), to purchase all of the outstanding shares of Common Stock of the Company, at a purchase price of $.38 per share, net to the seller in cash, without interest and subject to any tax withholding (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 3, 2009 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which together with the Offer to Purchase constitute the “Offer”). The Schedule TO was filed with the Securities and Exchange Commission (the “SEC”) on November 3, 2009. Copies of the Offer to Purchase and Letter of Transmittal are being mailed together with this Schedule 14D-9 and filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 21, 2009 (the “merger agreement”), among Parent, Purchaser and the Company. The merger agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the merger agreement and in accordance with the relevant provisions of the Delaware General Corporation Law (the “DGCL”) and other applicable law, Purchaser will merge with and into the Company, with the Company being the surviving corporation (the “merger” and together with the Offer and the other transactions contemplated by the merger agreement, the “Contemplated Transactions”), and each share of Common Stock that is outstanding and that has not been accepted for purchase pursuant to the Offer (other than shares of Common Stock that are held by (i) the Company, Parent, Purchaser or any of their respective wholly-owned subsidiaries, which will cease to exist with no consideration to be paid in exchange therefor, and (ii) stockholders of the Company, if any, who properly perfect their appraisal rights under the DGCL) will be converted into the right to receive cash in an amount equal to the Offer Price. Upon the effective time of the merger (the “Effective Time”), the Company will become a wholly-owned subsidiary of Parent. A copy of the merger agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The initial expiration date of the Offer is midnight, New York City time, at the end of the day on Thursday December 3, 2009, subject to extension in certain circumstances as permitted by the merger agreement and applicable law.

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and accompanying Letter of Transmittal.

According to the Schedule TO, the address of the principal executive offices of Parent and Purchaser is 590 Madison Avenue, 27th Floor, New York, New York 10022 and their telephone number is (212) 872-6472.

Item  3.  Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth or incorporated by reference in this Schedule 14D-9, including in the Information Statement of the Company attached to this Schedule 14D-9 as Annex I, which is incorporated by reference herein (the “Information Statement”), to the knowledge of the Company, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates; or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act, in connection with Purchaser’s right pursuant to the merger agreement to designate persons to the board of directors of the Company after such time as Purchaser accepts for payment and pays for any shares of Common Stock validly tendered and not properly withdrawn pursuant to the Offer (such time hereinafter referred to as the “Acceptance Time”) and has acquired a majority of the Common Stock pursuant to the Offer.

Any information that is incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

(a) Arrangements between the Company and its Executive Officers, Directors and Affiliates.

The Company’s executive officers and the members of its board of directors may be deemed to have interests in the transactions contemplated by the merger agreement that may be different from or in addition to those of the Company’s stockholders generally.  These interests may create potential conflicts of interest.  The board of directors was aware of these interests and considered them, among other things, in reaching its decision to approve the merger agreement and the Contemplated Transactions.

For further information with respect to the arrangements between the Company and its executive officers, directors and affiliates described in this Item 3, please also see the Information Statement, including the information under the headings “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”; “Summary Compensation Table”; “Grants of Plan-Based Awards”; “Outstanding Equity Awards at Fiscal Year-End Table”; “Employment Contracts; Termination of Employment and Change-in-Control Arrangements”; “Director Compensation”; and “Certain Relationships and Related Transactions”.

Cash Payable for Outstanding Shares of Common Stock Pursuant to the Offer

If the directors and officers of the Company who own shares of Common Stock tender their shares of Common Stock for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of October 21, 2009, the directors and executive officers of the Company beneficially owned, in the aggregate, 418,086 shares of Common Stock, excluding shares issuable upon exercise of options and warrants which are discussed below. If the directors and executive officers were to tender all 418,086 of these shares of Common Stock for purchase pursuant to the Offer and those shares were accepted for purchase and purchased by Purchaser, then the directors and officers would receive an aggregate of $158,872.68 in cash pursuant to tenders into the Offer. The beneficial ownership of shares of Common Stock held by each director and executive officer is further described in the Information Statement under the heading “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”.

The table below sets forth the number of shares of Common Stock (excluding shares issuable upon exercise of options) held by the directors and executive officers of the Company and the amount of cash consideration they will receive for those shares, assuming that the Effective Time occurs on November 3, 2009.

Director/Executive Officer	Number of Shares Owned(a)	Cash Consideration for Shares of Common Stock Owned
Steven E. Walin[1]	154,225	$58,605.50
Joseph Restivo[2]	136,017	$51,686.46
Craig Ellins[3]	83,333	$31,666.54
Gary Freeman[3]	-	-
Moshe Zarmi[3]	44,511	$16,914.18
All directors and executive officers as a group (5 persons)	418,086	$158,872.68
1 Chairman of the Board of Directors and Chief Executive Officer
2 Chief Financial Officer, Chief Operating Officer, and Director
3 Director
3 Director
3 Director

Acceleration of Option Vesting; Treatment of Options

Pursuant to the merger agreement, the Company will terminate the Company’s 2004 Long-Term Incentive Plan and the 2008 Long-Term Incentive Plan (collectively, the “Company Stock Plans”) effective as of the Effective Time.  In addition, pursuant to the merger agreement, each option that is outstanding and unexercised as of immediately prior to the Effective Time will become fully vested and exercisable in full prior to the Effective Time.  Each option outstanding and unexercised immediately prior to the Effective Time shall, at the Effective Time, be cancelled, and each holder thereof shall be entitled to receive from the surviving corporation in the merger (the “Surviving Corporation”) immediately after the Effective Time, in exchange for the cancellation of such option, an amount in cash (the “Cash Amount”) equal to (A) the product of (i) the excess, if any, of the Offer Price over the exercise price per share of such option, multiplied by (ii) the number of shares subject to such option, less (B) any applicable withholdings for taxes.  If the exercise price per share of any option equals or exceeds the Offer Price, the Cash Amount therefor shall be zero and, for the avoidance of doubt, such options shall terminate and be canceled at the Effective Time.

The table below sets forth information regarding the vested and unvested options held by the Company’s directors and officers as of October 21, 2009 that, if having an exercise price per share less than the Offer Price, would be converted at the Effective Time into the right to receive the Cash Amount.  In addition, the table also sets forth the Cash Amount that the holders of such options will be entitled to receive at the Effective Time.  The table below assumes the Effective Time occurs on November 3, 2009 and reflects the gross amount payable to the Company’s directors and officers for the Cash Amount (without taking into account any applicable tax withholdings).

	Vested Options			Unvested Options
Name	Number of Shares Underlying Vested Options	Weighted Average Adjusted Exercise Price Per Share	Cash Amount from Vested Options	Number of Shares Underlying Unvested Options	Weighted Average Adjusted Exercise Price Per Share	Cash Amount from Unvested Options	Total Cash Amount
Steven E. Walin	1,842,592	$.20	$331,666.56	39,203	$.20	$7,056.54	$338,723.10
Joseph Restivo	1,842,592	$.20	$331,666.56	39,203	$.20	$7,056.54	$338,723.10
Craig Ellins	9,375	$.20	$1,687.50	625	$.20	$112.50	$1,800.00
Gary Freeman	9,375	$.20	$1,687.50	625	$.20	$112.50	$1,800.00
Moshe Zarmi	9,375	$.20	$1,687.50	625	$.20	$112.50	$1,800.00
All directors and officers as a group (5 persons)	3,713,309	$.20	$668,395.62	80,281	$.20	$14,450.58	$682,846.20

Potential Payments Upon the Consummation of the Merger; Employment Agreements with the Company

The Company has previously entered into employment agreements (the “Current Employment Agreements”) with each of Steven E. Walin and Joseph Restivo, each of whom is an executive officer of the Company.  Each of the Current Employment Agreements provides for certain severance benefits upon termination of employment.  The Current Employment Agreements will be superseded by new employment agreements, as described below under the subheading “New Employment Agreements”, which will be effective upon the consummation of the merger (the “Effective Date”).

Current Employment Agreements

The employment agreement for Mr. Walin, dated as of January 31, 2006, as amended by amendments dated October 4, 2006, January 8, 2008, and October 21, 2009 (the “Current Walin Agreement”), provides that in the event that his employment with the Company is terminated by the Company without “Cause” or by Mr. Walin for “Good Reason” (as such terms are defined in the Current Walin Agreement), Mr. Walin will be entitled to (i) payment of all accrued but unpaid base salary and unpaid annual bonus with respect to any completed fiscal year, (ii) payment of his base salary and continued medical benefits for 12 months; provided, that if such termination occurs within 18 months after a “Change in Control” Mr. Walin will instead be entitled to a payment equal to 200% of his base salary and continued medical benefits for 24 months, (iii) payment of his pro-rated bonus for the year in which the termination occurs, payable following such fiscal year to the extent he would have otherwise been entitled to such bonus, and (iv) provided at least six months has expired since the last vesting of his option grant, a pro rata vesting of his option shares which are scheduled to vest on the next vesting date; provided, that if such termination occurs within 18 months after a “Change in Control,” all of his unvested options will immediately vest.  While the consummation of the Offer will qualify as a “Change in Control” under the Current Walin Agreement, the Current Walin Agreement will be superseded in its entirety by the Amended and Restated Walin Agreement and, as a result, Mr. Walin will not be entitled to any payments or benefits, including any severance benefits that would have been provided to him under the Current Walin Agreement as a result of the merger.

The employment agreement for Mr. Restivo, dated as of March 28, 2006, as amended by amendments dated October 4, 2006, January 8, 2008 and October 21, 2009 (the “Current Restivo Agreement”), provides that in the event that his employment with the Company is terminated by the Company without “Cause” or by Mr. Restivo for “Good Reason” (as such terms are defined in Current Restivo Agreement), Mr. Restivo will be entitled to (i) payment of all accrued but unpaid base salary and unpaid annual bonus with respect to any completed fiscal year, (ii) payment of his base salary and continued medical benefits for 12 months; provided, that if such termination occurs within 18 months after a “Change in Control” Mr. Restivo will instead be entitled to a payment equal to 200% of his base salary and continued medical benefits for 24 months, (iii) pro-rated bonus for the year in which the termination occurs, payable following such fiscal year to the extent he would have otherwise been entitled to such bonus, (iv) a cash payment of $75,000 to cover his relocation expenses (whether before or after a “Change in Control”) and (v) provided at least six months has expired since the last vesting of his option grant, a pro rata vesting of his option shares which are scheduled to vest on the next vesting date; provided, that if such termination occurs within 18 months after a “Change in Control,” all of the unvested options will immediately vest.  While the consummation of the Offer will qualify as a “Change in Control” under the Current Restivo Agreement, the Current Restivo Agreement will be superseded in its entirety by the Amended and Restated Restivo Agreement and, as a result, Mr. Restivo will not be entitled to any payments or benefits, including any severance benefits that would have been provided to him under the Current Restivo Agreement as a result of the merger.

New Employment Agreements

The Current Walin Agreement will be superseded by the amended and restated employment agreement for Mr. Walin (the “Amended and Restated Walin Agreement”), to be effective upon the Effective Date.  The Amended and Restated Walin Agreement provides that Mr. Walin’s employment will terminate on December 31, 2013, subject to any extension or early termination of Mr. Walin’s employment pursuant to the terms of the Amended and Restated Walin Agreement.  Mr. Walin will remain the Surviving Corporation’s Chief Executive Officer during the period of his employment, in accordance with terms and conditions of the Amended and Restated Walin Agreement.  The Surviving Corporation will pay Mr. Walin an annual base salary of $375,000 and he will be eligible to receive annual target bonuses based upon the Surviving Corporation’s EBITDA targets.  Mr. Walin will be entitled to participate in all employee savings and welfare benefit plans and programs made available to the Surviving Corporation’s senior-level executives on a basis no less favorable than provided to other similarly-situated executives.  Pursuant to the Amended and Restated Walin Agreement, on the Effective Date, Mr. Walin will receive his annual bonus for calendar year 2009 in an amount equal to $187,500 and a transaction bonus in an amount equal to $300,000 in connection with the merger.  In addition, pursuant to the Walin Subscription Agreement (as defined below) Mr. Walin will receive a grant of certain additional equity interests in Parent that will vest over the four-year period following the consummation of the merger, contingent upon Mr. Walin’s continued employment with the Surviving Corporation during such period.  In the event that Mr. Walin’s employment with the Surviving Corporation is terminated by the Surviving Corporation without “Cause” or by Mr. Walin for “Good Reason” (as such terms are defined in the Amended and Restated Walin Agreement), Mr. Walin will be entitled to (i) his base salary through the date of termination, (ii) any unpaid annual bonus earned with respect to any fiscal year preceding the date of termination, (iii) a pro rated annual bonus for the fiscal year in which the date of termination occurs, (iv) payment of base salary as salary continuation for a period of twelve (12) months, payable in accordance with the regular payroll practices; provided, that if such termination occurs within 12 months after a “Change in Control” Mr. Walin will instead be entitled to a payment of base salary as salary continuation for a period of twenty-four (24) months, payable in accordance with the regular payroll practices, (v) continued participation in all welfare benefit plans and programs available to him immediately prior to the date of termination for a period of twelve (12) months and the Company will pay for his premiums for continuing coverage under COBRA under the Company’s group medical plan for a period of twelve (12) months;  provided, that if such termination occurs within 12 months after a “Change in Control” Mr. Walin will instead be entitled to continued participation in all welfare benefit plans and programs available to him immediately prior to the date of termination for a period of twenty-four (24) months and the Company will pay for his premiums for continuing coverage under COBRA under the Company’s group medical plan for a period of eighteen (18) months and (vi) any amounts earned, accrued or owing to Mr. Walin but not yet paid with respect to reimbursement of business expenses and accrued vacation.

The Current Restivo Agreement will be superseded by the amended and restated employment agreement for Mr. Restivo (the “Amended and Restated Restivo Agreement”), to be effective upon the Effective Date.  The Amended and Restated Restivo Agreement provides that Mr. Restivo’s employment will terminate on December 31, 2013, subject to any extension or early termination of Mr. Restivo’s employment pursuant to the terms of the Amended and Restated Restivo Agreement.  Mr. Restivo will remain the Surviving Corporation’s Chief Financial Officer and Chief Operating Officer during the period of his employment, in accordance with terms and conditions of the Amended and Restated Restivo Agreement.  The Surviving Corporation will pay Mr. Restivo an annual base salary of $250,000 and he will be eligible to receive annual target bonuses based upon the Surviving Corporation’s EBITDA targets.  Mr. Restivo will be entitled to participate in all employee savings and welfare benefit plans and programs made available to the Surviving Corporation’s senior-level executives on a basis no less favorable than provided to other similarly-situated executives.  Pursuant to the Amended and Restated Restivo Agreement, on the Effective Date, Mr. Restivo will receive his annual bonus for calendar year 2009 in an amount equal to $125,000 and a transaction bonus in an amount equal to $300,000 in connection with the merger.  In addition, pursuant to the Restivo Subscription Agreement (as defined below) Mr. Restivo will receive a grant of certain additional equity interests in Parent that will vest over the four-year period following the consummation of the merger, contingent upon Mr. Restivo’s continued employment with the Surviving Corporation during such period.  In the event that Mr. Restivo’s employment with the Surviving Corporation is terminated by the Surviving Corporation without “Cause” or by Mr. Restivo for “Good Reason” (as such terms are defined in the Amended and Restated Restivo Agreement), Mr. Restivo will be entitled to (i) his base salary through the date of termination, (ii) any unpaid annual bonus earned with respect to any fiscal year preceding the date of termination, (iii) a pro rated annual bonus for the fiscal year in which the date of termination occurs, (iv) payment of base salary as salary continuation for a period of twelve (12) months, payable in accordance with the regular payroll practices; provided, that if such termination occurs within 12 months after a “Change in Control” Mr. Restivo will instead be entitled to a payment of base salary as salary continuation for a period of twenty-four (24) months, payable in accordance with the regular payroll practices, (v) continued participation in all welfare benefit plans and programs available to him immediately prior to the date of termination for a period of twelve (12) months and the Company will pay for his premiums for continuing coverage under COBRA under the Company’s group medical plan for a period of twelve (12) months;  provided, that if such termination occurs within 12 months after a “Change in Control” Mr. Restivo will instead be entitled to continued participation in all welfare benefit plans and programs available to him immediately prior to the date of termination for a period of twenty-four (24) months and the Company will pay for his premiums for continuing coverage under COBRA under the Company’s group medical plan for a period of eighteen (18) months, (vi) any amounts earned, accrued or owing to Mr. Restivo but not yet paid with respect to reimbursement of business expenses and accrued vacation and (vii) payment of up to $75,000 in cash on an after-tax basis for reasonable and documented relocation expenses.

The foregoing summary of the Amended and Restated Walin Agreement and the Amended and Restated Restivo Agreement does not purport to be complete and is qualified in its entirety by the full text of each of the Amended and Restated Walin Agreement and the Amended and Restated Restivo Agreement, which have been filed as Exhibits (e)(7) and (e)(8), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

The table below contains a summary of the value of certain material payments and benefits payable to GVI’s directors and officers described in this section under the heading “Arrangements between the Company and its Executive Officers, Directors and Affiliates.” The table includes annual bonus payments and transaction bonus payments, if any, the Cash Amount for options, and the value of shares owned assuming the executive officers and directors tender all of the shares of Common Stock owned by them.

Executive Officer/Director	Annual Bonus and Transaction Bonus	Cash Amount from Vested Options	Cash Amount from Unvested Options	Value of Shares Owned	Total
Steven E. Walin	$487,500.00	$331,666.56	$7,056.54	$58,605.50	$884,828.60
Joseph Restivo	$425,000.00	$331,666.56	$7,056.54	$51,686.46	$815,409.56
Craig Ellins	-	$1,687.50	$112.50	$31,666.54	$33,466.54
Gary Freeman	-	$1,687.50	$112.50	-	$1,800.00
Moshe Zarmi	-	$1,687.50	$112.50	$16,914.18	$18,714.18
All directors and officers as a group (5 persons)	$912,500.00	$668,395.62	$14,450.58	$158,872.68	$1,754,218.88

Director and Officer Exculpation, Indemnification and Insurance

Section 145 of the DGCL permits a Delaware corporation to include in its charter documents and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. The Company has included in its certificate of incorporation, as amended (the “Charter”), provisions to eliminate the personal liability of its directors and executive officers for monetary damages to the fullest extent permitted under the DGCL, subject to specified limitations, and is required to advance expenses to any person who was or is a party or is threatened to be made a party to or is otherwise involved in any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he or she is or was a director or executive officer, of the Company, or is or was serving at the request of the Company as a director or executive officer of another corporation, of a partnership, joint venture, trust, or other enterprise, including service with respect to an employee benefit plan, prior to the final disposition of the proceeding, promptly following request therefore and delivery, if required by DGCL, of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified pursuant to the DGCL, or the Charter.

The merger agreement provides that until the sixth anniversary of the Effective Time, Parent and the Surviving Corporation, shall honor all of the Company’s obligations to jointly and severally indemnify, defend and hold harmless each present and former director, officer, or any employee who acts as a fiduciary under any benefit plan, of the Company or any subsidiary of the Company (the “Indemnified Parties”) against any losses, claims, damages, liabilities, fees, expenses, judgments and fines arising in whole or in part out of actions or omissions in their capacity as such occurring at or prior to the Effective Time, and will reimburse each Indemnified Party for any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such losses, claims, damages, liabilities, fees, expenses, judgments and fines as such expenses are incurred.

The merger agreement provides that, through the sixth anniversary of the Effective Time, Parent will cause the Surviving Corporation to maintain in effect a directors’ and officers’ liability insurance policy covering the Company’s directors and officers that are insured under the Company’s current directors’ and officers’ liability insurance policy in effect as of the date of the merger agreement (the “Existing D&O Policy”) with coverage in amount and scope at least as favorable to such persons as the Company’s Existing D&O Policy.  However, in no event shall Parent or the Surviving Corporation be required to spend in any one year in excess of 300% of the current annual premiums paid by the Company for such insurance.  Parent has the right to cause the coverage to be extended under the Company’s Existing D&O Policy by obtaining a “tail” policy, which policy will cover the Company’s directors and officers under the Existing D&O Policy for events occurring prior to the Effective Time on substantially the same terms of the Existing D&O Policy, for a period ending no earlier than the sixth anniversary of the Effective Time.

Representation on the Board of Directors

The merger agreement provides that, after the Acceptance Time, and as long as Parent directly or indirectly beneficially owns not less than a majority of the issued and outstanding Common Stock, Purchaser will be entitled to elect or designate to serve on the board of directors the number of directors (rounded up to the next whole number) determined by multiplying the total number of directors on the board of directors (giving effect to the directors elected or designated by Purchaser pursuant to this sentence) by a fraction having a numerator equal to the aggregate number of shares of Common Stock then beneficially owned by Purchaser or any other subsidiary of Parent (including shares of Common Stock accepted for payment pursuant to the Offer and any shares of Common Stock issued in connection with Purchaser’s exercise of its Top-Up Option (as defined below)), and having a denominator equal to the total number of shares of Common Stock then issued and outstanding. Upon request from Purchaser, GVI has agreed to take all actions reasonably necessary, including seeking and accepting resignations of incumbent directors, and if such resignations are not obtained, increasing the size of the board of directors, to enable Purchaser’s designees to be elected or designated to the board of directors. From and after the Acceptance Time, to the extent requested by Purchaser, GVI must also use commercially reasonable efforts to cause the individuals designated by Purchaser to constitute the number of members (rounded up to the next whole number), as permitted by applicable law, on each committee of the board of directors that represents at least the same percentage as individuals designated by Purchaser represent on the board of directors.

In the event that Purchaser directors are elected or designated to the board of directors, the merger agreement provides that until the Effective Time, the Company will cause the board of directors to maintain two directors who were directors prior to the execution of the merger agreement, each of whom were not officers of the Company or any subsidiary of the Company (“Independent Directors”).

Following the election or appointment of Purchaser’s designees prior to the Effective Time, the approval by affirmative vote or written consent of all of the Independent Directors then in office (or, if there shall be only one Independent Director then in office, the Independent Director) shall be required to authorize:

•	any amendment or termination of the merger agreement by the Company;

•	any extension of time for performance of any obligation or action by Parent or Purchaser under the merger agreement; or

•	any waiver or exercise of any of the Company’s rights under the merger agreement.

The foregoing summary concerning representation on the board of directors does not purport to be complete and is qualified in its entirety by reference to the merger agreement, which has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

(b) Arrangements with Purchaser and Parent and its Affiliates.

Merger Agreement

The summary of the material provisions of the merger agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 13 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the merger agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The merger agreement is filed as an exhibit to this Schedule 14D-9 and is incorporated herein by reference to provide information regarding its terms. The merger agreement contains representations and warranties that the Company, Parent and Purchaser made to (and solely for the benefit of) each other as of specific dates. The assertions embodied in such representations and warranties are qualified by information contained in the confidential disclosure schedule that the Company delivered in connection with signing the merger agreement. Accordingly, such representations and warranties may not be relied on as characterizations of the actual state of facts or circumstances because they were only made as of the date of the merger agreement and are modified in important part by the underlying disclosure schedule. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.  Investors are not third-party beneficiaries under the merger agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, Parent, Purchaser or any of their respective affiliates.

Commitment and Guarantee Letter

On October 21, 2009, simultaneously with the execution of the merger agreement, GenNx360 Capital Partners, L.P., an affiliate of Parent and Purchaser (the “Sponsor Fund”), provided a commitment and guarantee letter (the “Commitment Letter”) to Parent, Purchaser and GVI obligating the Sponsor Fund to provide funds to Parent and Purchaser sufficient to permit Parent and Purchaser to pay the consideration in the Offer and the merger and to pay certain other monetary obligations that may be owed pursuant to the merger agreement.  In addition, pursuant to the Commitment Letter, the Sponsor Fund has also provided the Company with a guarantee in favor of the Company guaranteeing the payment of certain monetary obligations that may be owed pursuant to the merger agreement, including funds related to any damages or liabilities incurred or suffered by the Company in the event of a breach of the merger agreement.  Such summary is qualified in its entirety by reference to the Commitment Letter, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Confidentiality Agreement

On May 8, 2009, the Company and GenNx360 Management Company, LLC, an affiliate of Parent and Purchaser (“GenNx360”) entered into a confidentiality agreement (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, GenNx360 agreed that, subject to certain exceptions, any “Confidential Information” (as defined in the Confidentiality Agreement) regarding the Company and its subsidiaries and affiliates furnished to GenNx360 or to its representatives would be used by GenNx360 and its respective representatives solely for the purpose of considering, evaluating and negotiating a possible transaction between GenNx360 and its affiliates and the Company, and would be kept confidential except as provided in the Confidentiality Agreement.  Additionally, for a period of one year from the date of the Confidentiality Agreement, GenNx360 agreed, subject to certain exceptions, that it would not (a) acquire or sell, offer to acquire or sell, or agree to acquire or sell, directly or indirectly, by purchase, tender or exchange offer, merger, business combination, or otherwise, any voting securities or direct or indirect rights to acquire any voting securities of the Company, (b) make or in any way participate, directly or indirectly, in any “solicitation” of “proxies” to vote (as such terms are used in the rules of the SEC), or seek to advise or influence any person or entity with respect to the voting of any voting securities of the Company, (c) make any public announcement with respect to, or submit a proposal for or offer of (with or without conditions), any transaction involving the Company or its securities or assets other than as required by law (including applicable securities laws), (d) form, join or in any way participate in a “group” as defined in Section 13(d)(3) of the Exchange Act, in connection with any of the foregoing, or (e) take any action which could reasonably be expected to place the Company under a legal obligation to make a public announcement regarding a possible transaction within the scope of the clauses (a) through (c) above.  Such summary and description of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(5) hereto and is incorporated herein by reference.

(c) Arrangements among Parent, Purchaser and Certain Executive Officers and Affiliates of the Company.

Tender and Support Agreement

Pursuant to the terms of the Tender and Support Agreements (the “Support Agreements,” and each individually, the “Support Agreement”) by and among the Company, Parent, Purchaser and certain stockholders of the Company (the “Signing Stockholders”), each of the Signing Stockholders has agreed, in its, his or her capacities as stockholders of the Company, among other things, (i) to tender or cause to be tendered in the Offer all “Covered Shares” (as defined in the Support Agreement) beneficially owned or subsequently acquired by it, him or her, (ii) not to withdraw the Covered Shares tendered by it, him or her in the Offer prior to the termination of the Offer or the termination of the respective Support Agreement, (iii) to vote the Covered Shares in favor of adoption and approval of the merger agreement and the Contemplated Transactions (or any other matter necessary for consummation of the transactions contemplated by the merger agreement), including the merger, and against any proposal (including a “Takeover Proposal,” as defined in the merger agreement, any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of the Company or any of its subsidiaries) opposing or in competition with the Contemplated Transactions.  The foregoing summary of the Support Agreements is qualified in its entirety by reference to the form of Support Agreement, which is filed as Exhibit (e)(6) to this Schedule 14D-9 and is incorporated herein by reference.

Restricted Stock Grant

Pursuant to the Amended and Restated Walin Agreement, Mr. Walin and Parent will enter into a restricted stock subscription agreement on the Effective Date (the “Walin Subscription Agreement”), whereby Parent will grant to Mr. Walin restricted shares of Parent’s common stock which will vest as to 25% of the restricted shares subject thereto on the first anniversary of the Effective Date, and as to the remaining shares monthly thereafter for 36 months in equal portions, subject to Mr. Walin’s continued service to the Surviving Company through each vesting date.  The restricted shares granted to Mr. Walin may be forfeited, or the vesting of such restricted shares may be accelerated, under certain conditions.  In addition and subject to certain conditions, the Walin Subscription Agreement provides for anti-dilution protection, whereby Parent will be required to take any and all actions to preserve Mr. Walin’s ownership percentage of the outstanding equity of Parent as of the Effective Date, on a fully diluted, as-converted basis.

Pursuant to the Amended and Restated Restivo Agreement, Mr. Restivo and Parent will enter into a restricted stock subscription agreement on the Effective Date (the “Restivo Subscription Agreement”), whereby Parent will grant to Mr. Restivo restricted shares of Parent’s common stock which will vest as to 25% of the restricted shares subject thereto on the first anniversary of the Effective Date, and as to the remaining shares monthly thereafter for 36 months in equal portions, subject to Mr. Restivo’s continued service to the Surviving Company through each vesting date.  The restricted shares granted to Mr. Restivo may be forfeited, or the vesting of such restricted shares may be accelerated, under certain conditions.  In addition and subject to certain conditions, the Restivo Subscription Agreement provides for anti-dilution protection, whereby Parent will be required to take any and all actions to preserve Mr. Restivo’s ownership percentage of the outstanding equity of Parent as of the Effective Date, on a fully diluted, as-converted basis.

The foregoing summary of the Walin Subscription Agreement and the Restivo Subscription Agreement does not purport to be complete and is qualified in its entirety by the form of Restricted Stock Subscription Agreement, which has been filed as Exhibit (e)(9) to this Schedule 14D-9 and is incorporated herein by reference.

Item  4. The Solicitation or Recommendation.

On October 21, 2009, the board of directors, based upon, among other things, the recommendation of a special committee of independent directors of the board of directors (the “Special Committee”), consisting of Gary Freeman and Moshe Zarmi, both non-employee directors, unanimously (i) approved and declared it advisable that the Company enter into the merger agreement, (ii) determined that the terms of the Offer, the merger and the other Contemplated Transactions are advisable and fair to, and in the best interests of, GVI and its stockholders, (iii) approved the merger agreement, approved the Contemplated Transactions and recommended that GVI’s stockholders accept the Offer and tender their shares of Common Stock pursuant to the Offer and adopt the merger agreement and (iv) approved all other actions necessary to exempt the Offer, the merger, the merger agreement and the Contemplated Transactions from any state takeover law, including any “fair price,” “moratorium,” “control share acquisition,” “business combination,” or other similar statute or regulation.

A joint press release, dated October 22, 2009, issued by GVI and Sponsor Fund announcing the Offer, is included as Exhibit (a)(1)(G) to this Schedule 14D-9, and is incorporated herein by reference.

(i)  Background of Offer

The following information was prepared by Parent, Purchaser, GenNx360 and GVI.  Information about GVI was provided by GVI, and GenNx360, Parent and Purchaser do not take any responsibility for the accuracy or completeness of such information regarding meetings or discussions in which neither GenNx360, Parent nor Purchaser nor their representatives participated. Information about GenNx360, Parent and Purchaser was provided by GenNx360, Parent and Purchaser, and GVI does not take any responsibility for the accuracy or completeness of such information regarding meetings or discussions in which GVI or its representatives did not participate.

GVI provides video surveillance products and systems for a variety of applications and for use in numerous markets including educational institutions, retail stores and warehouses, gaming establishments, theme parks, public works projects, bank branches and offices, and many other homeland security applications.  The Company’s product line includes cameras designed for specific applications, recording systems, displays, management software and other necessary ancillary products.  The Company represents Samsung Electronics Co., Ltd. (“Samsung”) as the primary distributor of its branded security and surveillance products in the Americas. The Company also sells a line of complementary products under the GVI brand in those territories.  GVI operates sales and distribution centers in Dallas, Texas, Mexico City, Mexico, São Paulo, Brazil, and Bogotá, Columbia.

On September 8, 2008, GVI engaged Imperial Capital, LLC (“Imperial Capital”) to serve as the Company’s financial advisor to explore the Company’s strategic direction, including the possibility of a strategic acquisition or merger.

From September 2008 through May 2009, the management of GVI and Imperial Capital explored the strategic acquisition of, or merger with, several potential target companies.  During this period, GenNx360 approached management of GVI to discuss the possibility of an acquisition of, or purchase of a minority interest in, the Company.  At that time, the discussions between GVI and GenNx360 were kept general and were effective in educating the representatives of GenNx360 about the current status and direction of the security solutions industry.

On May 8, 2009, a telephonic meeting was held among representatives of Imperial Capital, Messrs. Walin and Restivo of GVI, and representatives of GenNx360 to discuss the possibility of an acquisition of, or a minority investment in, GVI.  That same day, GVI entered into the Confidentiality Agreement with GenNx360.

On June 2, 2009, a meeting was held among representatives of Imperial Capital, the management of GVI, represented by Messrs. Walin and Restivo, and representatives of GenNx360 at the offices of Imperial Capital in New York City.  During the meeting, Messrs. Walin and Restivo delivered a management presentation to the representatives of GenNx360, outlining GVI’s current goals and growth strategy, and reviewed the Company’s most recently disclosed financial statements.  Following the management presentation the representatives of GenNx360 expressed their desire to pursue a possible transaction with GVI, however, it was expressed that GenNx360 would not enter into a possible transaction if GVI pursued an auction process.

On June 5, 2009, the investment committee of GenNx360 held a meeting to discuss a possible transaction with GVI.  After discussing the matter, the investment committee approved, and authorized GenNx360 management to pursue, an acquisition of the Common Stock of GVI through a cash tender offer which would be followed by a second-step merger of Purchaser with and into GVI.  GenNx360 management was authorized to submit a letter of intent to the board of directors of GVI with a proposed purchase price for GVI of $0.39 per share of Common Stock.

On June 19, 2009, GenNx360 submitted a letter of intent to the board of directors of GVI for the acquisition of the Common Stock through a cash tender offer followed by a second-step merger of Purchaser with and into GVI, with a proposed purchase price of $0.39 per share of Common Stock.

On June 23, 2009, the management of GVI, represented by Messrs. Walin and Restivo, held a telephonic meeting with representatives of Imperial Capital and David Weiner, a principal stockholder of GVI, to discuss and consider the letter of intent which was sent to the board of directors of GVI on June 19, 2009.  In connection with the proposed transaction between GVI and GenNx360, GVI and Imperial Capital negotiated and executed an amended and restated engagement agreement.

 On June 25, 2009, GVI’s board of directors held a telephonic meeting with representatives of Imperial Capital, representatives of Cooley Godward Kronish LLP (“Cooley”), counsel to GVI, and Mr. Weiner to discuss the letter of intent which was sent to the Company’s board of directors on June 19, 2009.  Imperial Capital proceeded to discuss the terms of the proposed offer, pertinent information with respect to GenNx360 and its principals, and an analysis of the value of the Company’s Common Stock.  During such review, Imperial Capital responded to questions, including with respect to the costs that would be borne by GVI in pursuing the proposed transactions, and the impact the proposed transactions would have on GVI’s line of credit with Wells Fargo.  After careful consideration, the board of directors instructed Imperial Capital to inform GenNx360 that the board was not willing to accept the proposed offer of $0.39 on its then current terms and conditions, but that the board of directors would be willing to consider a similar offer for the Company’s Common Stock at a higher price.  The board of directors then formed the Special Committee for the purposes of making recommendations to the board of directors and otherwise acting in connection with any revised offer that may be submitted to GVI by GenNx360.

On June 30, 2009, following negotiations between Imperial Capital and GenNx360, GenNx360 submitted a revised letter of intent to the board of directors of GVI, with an increased offer price of $0.41 per share of Common Stock.

On July 2, 2009, the board of directors of GVI held a telephonic meeting with representatives of Imperial Capital, representatives of Cooley and Mr. Weiner to discuss the revised letter of intent which was sent to the board of directors on June 30, 2009.  Representatives of Imperial Capital discussed with the parties their recent communications with the representatives of GenNx360 that resulted in the improved offer price of $0.41 per share for GVI Common Stock as proposed in the revised letter of intent, as well as the reasonableness of the proposed offer and related valuation considerations.  After careful consideration, the board of directors recommended that the representatives of Imperial Capital should inform representatives of GenNx360 that the board of directors was willing to accept the proposed offer price of $0.41 per share of Common Stock substantially on the terms and conditions as indicated in the revised letter of intent.  The board of directors also discussed the impact that the transactions contemplated by the proposed offer would have on GVI’s line of credit with Wells Fargo.

On July 15, 2009, GVI received a request for initial due diligence items from GenNx360’s legal and accounting teams (Nixon Peabody LLP (“Nixon”) and Ernst and Young (“E&Y”), respectively) so that GenNx360 and its agents could promptly begin their preliminary due diligence review once the parties executed the letter of intent.  A representative of GVI began to provide documents and information to Imperial Capital which were uploaded to a secure online data room in preparation of the commencement of the preliminary due diligence review period.

On July 29, 2009, the board of directors of GVI held a telephonic meeting with representatives of Cooley and Mr. Weiner to discuss the status of GVI’s ongoing negotiations with GenNx360 in connection with GenNx360’s proposed offer to purchase the outstanding Common Stock of GVI at a price of $0.41 per share.  During the meeting, the board of directors also considered the payments of bonuses to Messrs. Walin and Restivo upon the consummation of the merger.

On August 17, 2009, GVI entered into a letter of intent with GenNx360 which provided for the acquisition of the Common Stock through a cash tender offer followed by a second-step merger of Purchaser with and into GVI at a purchase price per share of Common Stock equal to $0.41.  The letter of intent contained an exclusivity arrangement prohibiting GVI and its directors, officers and agents from encouraging, soliciting, initiating or participating in discussions or negotiations with any third party regarding a possible merger, sale or transfer of any assets or stock of GVI or its subsidiaries.  In addition, GenNx360 agreed to deliver the Commitment Letter to the Company in connection with the signing of the definitive transaction document and launching of the Offer.  GenNx360 and its representatives and agents commenced formal due diligence review of GVI following the execution of the letter of intent.

On August 25, 2009, E&Y performed onsite due diligence review at the offices of Weinberg and Company, P.A., GVI’s auditors, located in Los Angeles, California.

On August 27, 2009, E&Y met with Chris Young, GVI’s Vice President of Finance, in Dallas, Texas to perform additional financial due diligence.

On August 28, 2009, representatives of Imperial Capital and Mr. Walin held a meeting with representatives of Samsung in Cambridge, Massachusetts to confirm and discuss GVI’s relationship with Samsung.

On September 15, 2009, the representatives of GVI, Imperial Capital and GenNx360 held a telephonic meeting to discuss GVI’s acquisition strategy, whereby Mr. Walin made a presentation to the parties with respect to prospective acquisition targets and the strategic rationale behind the transactions with such targets.  GVI had already pursued this acquisition strategy without success given its lack of available capital and the illiquidity of its Common Stock which reduced its perceived value to potential targets.

On September 18, 2009, Nixon, GenNx360’s counsel, delivered the initial draft of the merger agreement and related transaction documents to GVI’s legal counsel, Cooley.  GVI and GenNx360 entered into an amendment to the letter of intent, dated August 17, 2009, to extend the Termination Date (as defined in the letter of intent) to October 2, 2009.

From September 18, 2009 through October 21, 2009, Cooley and Nixon negotiated the draft merger agreement and other related transaction documents.

Between September 21 and September 22, a representative of GenNx360 met with Mr. Walin at the American Society of Industrial Security tradeshow in Anaheim, California.  During such period the parties reviewed GVI’s trade show booth and discussed the security surveillance industry.

On October 2, 2009, GVI and GenNx360 entered into an amendment to the letter of intent (as amended on September 18, 2009) to extend the Termination Date to October 9, 2009.

On October 16, 2009, management of GVI, represented by Messrs. Walin and Restivo, representatives of GenNx360 and representatives of Imperial Capital held discussions with respect to GenNx360’s due diligence review.  During such discussions, GenNx360 informed management and Imperial Capital that as a result of its due diligence review and the final terms of the compensation packages it had negotiated with the Company’s executive management, GenNx360 was reducing the Offer Price to $.38 per share.

On October 19, 2009, the board of directors of GVI held a telephonic meeting with representatives of management, representatives of Imperial Capital, Mr. Weiner and representatives of Cooley.  At the meeting, management updated the board of directors on the status of the continuing discussions with GenNx360 and other events that had transpired over the preceding weeks which had resulted in the reduction of the Offer Price to $.38.

On October 20, 2009, a telephonic meeting of the Compensation Committee was convened to discuss the compensation to be provided to Messrs. Walin and Restivo following the Effective Date and treatment of options in accordance with the merger agreement.  All members of the Compensation Committee and representatives of Cooley attended the meeting.  The Compensation Committee reviewed and discussed the terms of the Amended and Restated Walin Agreement, the Amended and Restated Restivo Agreement, the Walin Subscription Agreement and the Restivo Subscription Agreement, as well as the treatment of options. The Compensation Committee then adopted a series of resolutions relating to the merger, including resolutions approving the arrangements described in these employment agreements, finding that these arrangements constitute an “employment compensation, severance or other employee benefit arrangement” that satisfies the requirements of the non-exclusive safe harbor set forth in under Rule 14d-10(d)(2) under the Exchange Act.

On October 21, 2009, telephonic meetings of the Special Committee and the board of directors of GVI were convened to discuss the merger agreement and the Contemplated Transactions.

All members of the Special Committee, representatives of Imperial Capital and representatives of Cooley attended the Special Committee meeting. The representatives of Cooley reviewed the fiduciary duties of the members of the Special Committee in voting on the merger agreement with Parent and Purchaser.  Imperial Capital made a presentation at the meeting and gave its financial analysis and expressed its oral opinion (subsequently confirmed by its written opinion dated October 21, 2009) that, as of October 21, 2009 and subject to the assumptions, qualifications and limitations to be set forth in its respective written opinion, the proposed price per share was fair, from a financial point of view, to the holders of Common Stock in connection with the Contemplated Transactions (you are urged to read the written opinion, which is set forth in its entirety in Annex II to this Schedule 14D-9, and the discussion of the opinion below in this Item 4 under the caption “Opinion of Imperial Capital, LLC”).  The entire board of directors was present during Imperial Capital’s presentation.  Following the presentation, the directors that were not members of the Special Committee and the representatives of Imperial Capital were excused from the meeting and the meeting continued with the Special Committee and representatives of Cooley.  The Special Committee then unanimously adopted a resolution recommending to the board of directors that it (i) declare advisable and approve the proposed merger agreement and the Contemplated Transactions with Parent and Purchaser and (ii) recommend that the holders of Common Stock accept the Offer to be made by Parent and Purchaser pursuant to the merger agreement and tender their shares of Common Stock pursuant to the Offer and adopt the merger agreement, if adoption by GVI’s stockholders is required by applicable law in order to consummate the merger.

All members of the board of directors and representatives of Cooley attended the meeting of the board of directors.  The board of directors discussed Imperial Capital’s opinion as to the fairness, from a financial point of view, of the Offer Price to the holders of Common Stock in connection with the Contemplated Transactions.  The board of directors then unanimously adopted a resolution that (i) approved and declared advisable the proposed merger agreement and Contemplated Transactions and (ii) recommended that the holders of Common Stock accept the Offer to be made by Parent and Purchaser pursuant to the merger agreement and tender their shares of Common Stock pursuant to the Offer and adopt the merger agreement, if adoption by GVI’s stockholders is required by applicable law in order to consummate the merger.

On October 21, 2009, GVI, Parent and Purchaser entered into the merger agreement.

  (ii)  Reasons for Recommendation

In evaluating the merger agreement and the Contemplated Transactions and recommending that the Company’s stockholders accept the Offer, tender their shares of Common Stock to Purchaser pursuant to the Offer and adopt the merger agreement, if adoption by the Company’s stockholders is required by applicable law in order to consummate the merger, the Special Committee and the board of directors consulted with the Company’s senior management, legal counsel and financial advisors and considered a number of factors, including the following:

Financial Condition and Prospects of the Company.  The Special Committee’s and the board of directors’ familiarity with the business, operations, prospects, business strategy, properties, assets and financial condition of GVI, and the certainty of realizing in cash a compelling value for shares of Common Stock in the Offer compared to the risk and uncertainty associated with the operation of GVI’s business (including the risk factors set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008) in a volatile and unpredictable financial environment.  The Special Committee and board of directors discussed and deliberated at length concerning the Company’s recent financial performance, and current financial prospects, including the potential benefits inherent in, as well as the risks associated with, executing upon and achieving the Company’s business plans.

Review of Strategic Alternatives, Risks of Remaining Independent.  The Special Committee’s and the board of directors’ belief, after a review of strategic alternatives and discussions with GVI’s management and advisors, that the value offered to stockholders in the Offer and the merger was more favorable to the stockholders of GVI than the potential value that might have resulted from other strategic opportunities reasonably available to GVI, including the possibility of growing its business through significant acquisitions and internal growth while remaining an independent public company. In this respect, the Special Committee and the board of directors considered the significant additional investments that would be required for such acquisitions and the potential execution risks and uncertainties associated therewith.  The Special Committee’s and the board of directors’ assessment, after discussions with GVI’s management and advisors, of the risks of remaining an independent company, including risks relating to the challenges facing the United States economy and the presently uncertain economic outlook and the unprecedented volatility of the credit and equity capital markets in the past year.

Analysis and Presentation of Management.  The analyses and presentations by senior management of the Company regarding the business, operations, sales, management and competitive position of the Company and forecasts regarding profitability under various scenarios.

Historical Trading Prices.  The historical market prices, volatility and trading information with respect to the Common Stock, including the fact that the Offer represents a premium of approximately 22.6% over the closing price per share of the Common Stock on October 21, 2009, a premium of approximately 20.4% to the volume weighted average price per share of the Common Stock for the 30 trading days prior to and including October 21, 2009, and a premium of approximately 19.0% to the volume weighted average price per share of the Common Stock for the 60 trading days prior to and including October  21, 2009, the last full trading day prior to the meetings of the Special Committee and board of directors to consider and approve the merger agreement.

Imperial Capital’s Fairness Opinion and Related Analyses.  The opinion of Imperial Capital, dated as of and delivered to the board of directors on October 21, 2009, to the effect that as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken set forth therein, the Offer Price was fair, from a financial point of view, to holders of Common Stock in connection with the Contemplated Transactions. The full text of Imperial Capital’s written opinion, dated October 21, 2009, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached to this Schedule 14D-9 as Annex II and is incorporated herein by reference. For a further discussion of Imperial Capital’s opinion, see “Opinion of Imperial Capital, LLC” below.

 Identity of Purchaser. The Special Committee and the board of directors considered the fact that Parent has the financial capability to complete the transaction.

Likelihood of Completion. The belief of the Special Committee and the board of directors that the Offer and the merger likely will be completed, based on, among other things, the absence of a financing condition, Parent’s representation that it has sufficient financial resources and commitments to pay the aggregate Offer Price and consummate the merger, the Commitment Letter to pay or perform, and guarantee the payment and performance of, the Offer Price and the Merger Consideration (as defined in the merger agreement) and the limited number of conditions to the Offer and the merger.

Tender Offer Structure. The fact that the transaction is structured as a tender offer with a second-step merger. The tender offer can be completed, and the cash Offer Price can be delivered to GVI’s stockholders, on a prompt basis, reducing the period of uncertainty during the pendency of the transaction for stockholders, employees and partners. Stockholders who do not tender their shares of Common Stock in the Offer will receive in the second-step merger the same cash Offer Price as paid in the Offer.

Cash Consideration. The consideration paid to holders of shares of Common Stock in the Offer and merger is cash, which will provide certainty of value and liquidity to GVI’s stockholders.

Terms of the Merger Agreement. The terms of the merger agreement, including the ability of GVI, under certain circumstances specified in the merger agreement and prior to completion of the Offer, to furnish information to and engage in discussions or negotiations with a third party that makes an unsolicited bona fide written proposal for an acquisition transaction.

Ability to Withdraw or Change Recommendation. The board of directors’ ability under the merger agreement to withdraw or modify its recommendation in favor of the Offer and the merger under certain circumstances, including its ability to terminate the merger agreement in connection with a Superior Proposal (as defined in the merger agreement), subject to payment of a termination fee of $1,000,000.

Reasonableness of Termination Fee. The termination fee payable by GVI to Parent or Purchaser in the event of certain termination events under the merger agreement and the board of directors’ determination that the termination fee is within the customary range of termination fees for transactions of this type.

Availability of Appraisal Rights. The availability of statutory appraisal rights to GVI’s stockholders who do not tender their shares of Common Stock in the Offer and who otherwise comply with all the required procedures under the DGCL, which allows such stockholders to seek appraisal of the fair value of their shares of Common Stock as determined by the Delaware Court of Chancery.

The Special Committee and board of directors also considered a variety of risks and other potentially negative factors of the Offer, the merger and merger agreement, including the following:

No Stockholder Participation in Future Growth or Earnings. The nature of the transaction as a cash transaction will prevent stockholders from being able to participate in any future earnings or growth of GVI and stockholders will not benefit from any potential future appreciation in the value of the shares of Common Stock, including any value that could be achieved if GVI engages in future strategic or other transactions or as a result of the improvements to GVI’s operations.

Taxable Consideration. The gains from the Contemplated Transactions would be taxable to GVI’s stockholders for federal income tax purposes.

Effect of Public Announcement. The effect of a public announcement of the merger agreement on GVI’s operations, stock price, customers and employees and its ability to attract and retain key personnel.

Effect of Failure to Complete Transactions. If the Offer and the merger and other Contemplated Transactions are not consummated, the trading price of the shares of Common Stock could be adversely affected, GVI will have incurred significant transaction and opportunity costs attempting to consummate the transactions, GVI’s business may be subject to disruption, the market’s perceptions of GVI’s prospects could be adversely affected and GVI’s directors, officers and other employees will have expended considerable time and effort to consummate the transactions.

Interim Restrictions on Business. The restrictions in the merger agreement on the conduct of GVI’s business prior to the consummation of the merger, requiring GVI to operate its business in the ordinary course of business and subject to other restrictions, other than with the consent of Parent, may delay or prevent GVI from undertaking business opportunities that could arise prior to the consummation of the Offer or the merger.

Restrictions on Soliciting Proposals; Termination Fee. The restrictions in the merger agreement on the active solicitation of competing proposals and the requirement, under the merger agreement, that GVI pay a termination fee of $1,000,000 if the merger agreement is terminated in certain circumstances, which fee may deter third parties from making a competing offer for GVI prior to the consummation of the Offer.

Potential Conflict of Interest.  The executive officers of GVI, including two executive officers who are also directors of GVI, may have interests in having the Contemplated Transactions consummated, including the Offer and the merger, that are different from, or in addition to, those of GVI’s stockholders. See Item 3 (“Past Contacts, Transactions, Negotiations and Agreements”).

The foregoing discussion of information and factors considered by the Special Committee and the board of directors is not intended to be exhaustive. In light of the variety of factors considered in connection with each of the Special Committee’s and the board of directors’ evaluation of the merger agreement and the Contemplated Transactions, the Special Committee and the board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations.  Rather, the Special Committee and the board of directors viewed each of its determinations and recommendations as being based on the totality of information and factors presented to and considered by the Special Committee and the board of directors.  Moreover, each member of the Special Committee and the board of directors applied his or her own personal business judgment to the process and may have given different weight to different factors.

(iii)  Intent to Tender

To the Company’s knowledge after reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all shares of Common Stock held of record or beneficially by such persons immediately prior to the expiration of the Offer, as it may be extended (other than shares of Common Stock for which such holder does not have discretionary authority) and, if necessary, to vote such shares in favor of the adoption of the merger agreement. The foregoing does not include any Common Stock over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.  In addition, certain non-executive stockholders have entered into the Support Agreements, pursuant to which they have agreed, in their capacity as stockholders of GVI, to tender all of their shares of Common Stock, as well as any additional shares of Common Stock that they may acquire (pursuant to the exercise of options or otherwise), to Purchaser in the Offer.

(iv)  Financial Projections

In connection with the evaluation of the Contemplated Transactions, the Company’s Special Committee and the board of directors relied in part on a set of internal financial projections for the Company prepared by the Company’s management.

Certain of the financial projections relied upon by the Company’s Special Committee and the board of directors consisted of the following (in millions):

	Fiscal Year End December
	2009	2010	2011

Revenues	$45.0	$50.4	$55.4
EBITDA(a)	$1.2	$2.1	$3.1
Net Income	$0.5	$0.7	$1.0

(a) EBITDA as used above is defined as earnings before interest, taxes, depreciation and amortization, excluding non-recurring charges.

In addition to the financial projections relied upon by the Special Committee and board of directors, the Company provided to GenNx360 a set of corresponding financial projections. The only difference between the projections relied upon by the Special Committee and the board of directors and those provided to GenNx360 was that those provided to GenNx360 excluded certain expenses related to public company costs and stock-based compensation. The Company believed that a set of financial projections excluding such expenses would be more useful to GenNx360, as GenNx360 was likely to take the Company private as part of any potential transaction. The Company revised and updated the projections provided to GenNx360 on several occasions during the sale process, resulting in corresponding changes to the assumptions underlying such projections. Those updates are reflected in the numbers provided in the table above. The Special Committee and the board of directors determined that the financial projections relied upon by the Special Committee and the board of directors, which included expenses related to public company costs and stock-based compensation, reflect the most reliable estimate of the Company’s future financial performance and therefore directed the Company’s financial advisor to evaluate such projections in connection with rendering the opinions described under “Opinion of Imperial Capital, LLC” in Item 4 below.

Cautionary Information Relating to Projections

The projections described above were prepared for the specific purposes described above and not with a view to dissemination to the public. The projections do not necessarily reflect the Company’s actual performance, nor do they reflect changes in the Company’s business or changes in the economy in general resulting from events which have occurred since the projections were prepared. The projections were not prepared with a view to complying with United States generally accepted accounting principles, the published guidelines of the SEC regarding projections or with the American Institute of Certified Public Accountants Guide for Prospective Financial Statements. The projections are included in this Schedule 14D-9 because they were furnished to the Company’s Special Committee and the board of directors, to Imperial Capital and to GenNx360. The Company’s independent accountants have neither audited nor compiled the projections and, accordingly, do not express an opinion or any other form of assurance with respect thereto.

The projections are based upon numerous assumptions made by the Company’s management, including the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. These assumptions involve judgments with respect to future economic, competitive and regulatory conditions, financial market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. You should understand that many important factors could cause the Company’s actual results to differ materially from those reflected in the projections. These factors include, among other things, changes in the financial market and the economy, including the current credit crisis and economic downturn, changes in consumer demand and changes in business strategies and decisions.

None of the Company, Parent or any of their respective affiliates or representatives intends to update or otherwise revise the projections to reflect circumstances existing or arising after the date such projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the projections are shown to be in error.

(v)   Opinion of Imperial Capital, LLC

GVI retained Imperial Capital to act as financial advisor to GVI in connection with the Contemplated Transactions.  On October 21, 2009, Imperial Capital rendered its oral opinion to the Special Committee and the board of directors, subsequently confirmed in writing, that, as of such date, and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth therein, the Offer Price is fair, from a financial point of view, to the holders of Common Stock in connection with the Contemplated Transactions.

The full text of Imperial Capital’s written opinion, dated October 21, 2009, which sets forth the assumptions made, procedures followed, factors considered, and qualifications and limitations on the review undertaken by Imperial Capital in connection with its opinion is attached to this Schedule 14D-9 as Annex II and is incorporated into this Schedule 14D-9 by reference.  The description of Imperial Capital’s opinion set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of Imperial Capital’s written opinion attached as Annex II.  We encourage you to read Imperial Capital’s opinion and this section carefully and in their entirety.

Imperial Capital’s opinion was directed to the Special Committee and the board of directors for the information and assistance of the Special Committee and the board of directors in connection with its evaluation of the fairness, from a financial point of view, of the Offer Price to the holders of Common Stock in connection with the Contemplated Transactions and does not address any other aspect of the Contemplated Transactions.  Imperial Capital’s opinion does not constitute a recommendation as to any action GVI or holders of Common Stock should take in connection with the Contemplated Transactions or any aspect thereof.  Imperial Capital’s opinion does not address the merits of the underlying decision by GVI to engage in the Contemplated Transactions or the relative merits of any alternatives discussed by the Special Committee and the board of directors.  In addition, Imperial Capital expresses no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Contemplated Transactions or any class of such persons.

In arriving at its opinion, Imperial Capital made such reviews, analyses, and inquiries as it deemed necessary and appropriate under the circumstances.  Imperial Capital, among other things:

•      analyzed certain publicly available information of GVI that Imperial Capital believed to be relevant to its analysis, including GVI’s annual report on Form 10-K for the fiscal year ended December 31, 2008 and quarterly reports on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009;

•      reviewed certain internal financial forecasts and budgets prepared and provided by GVI’s management;

•      met with and held discussions with certain members of GVI’s management to discuss GVI’s operations and future prospects;

•      reviewed public information with respect to certain other public companies with business lines and financial profiles which Imperial Capital deemed to be relevant;

•      reviewed the implied financial multiples and premiums paid in merger and acquisition transactions which Imperial Capital deemed to be relevant;

•      reviewed current and historical market prices of the Common Stock, as well as the trading volume and public float of the Common Stock;

•      reviewed the merger agreement, including material schedules and exhibits, and related agreements; and

•      conducted such other financial studies, analyses and investigations and took into account such other matters as Imperial Capital deemed necessary, including Imperial Capital’s assessment of general economic and monetary conditions.

In giving its opinion, Imperial Capital relied upon the accuracy and completeness of the foregoing financial and other information and did not assume responsibility for independent verification of such information or conduct or be furnished with any current independent valuation or appraisal of any assets of GVI or any appraisal or estimate of liabilities of GVI.  With respect to the financial forecasts, Imperial Capital assumed, with GVI’s consent, that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of management of GVI as to the future financial performance of GVI.  Imperial Capital also relied upon the assurances of management of GVI that it was unaware of any facts that would make the information or financial forecasts provided to Imperial Capital incomplete or misleading.  Imperial Capital assumed no responsibility for, and expressed no view as to, such financial forecasts or the assumptions on which they were based.

Imperial Capital’s opinion was based upon financial, economic, market and other conditions as they existed and could be evaluated on the date of Imperial Capital’s opinion and does not address the fairness of the Offer Price as of any other date.  These conditions have been and remain subject to extraordinary levels of volatility and uncertainty, and Imperial Capital expressed no view as to the impact of such volatility and uncertainty on GVI or the contemplated benefits of the Contemplated Transactions.  In rendering Imperial Capital’s opinion, Imperial Capital assumed, with GVI’s consent that (i) the final executed form of the merger agreement would not differ in any material respect from the draft that Imperial Capital examined, (ii) the parties to the merger agreement would comply with all the material terms of the merger agreement, and (iii) the Contemplated Transactions would be consummated in accordance with the terms of the merger agreement without any adverse waiver or amendment of any material term or condition thereof.  Imperial Capital also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Contemplated Transactions would be obtained without any material adverse effect on GVI or the Contemplated Transactions.

Summary of Financial Analyses

The following is a brief summary of the material financial analyses performed by Imperial Capital and reviewed with the Special Committee and board of directors of GVI on October 21,2009 in connection with Imperial Capital’s opinion.  The financial analyses summarized below include information presented in tabular format.  In order to fully understand Imperial Capital’s financial analyses, the tables must be read together with the text of each summary.  The tables alone do not constitute a complete description of the financial analyses.  Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Imperial Capital’s financial analyses.

Selected Company Analysis

Imperial Capital reviewed and compared selected financial information for GVI with corresponding financial information and multiples for the following companies Imperial Capital believes possess similar characteristics, including lines of business and financial profiles, to GVI:

Small Capitalization Security Manufacturing Companies

LoJack Corp.

Mace Security International, Inc.

Magal Security Systems Ltd.

MDI, Inc.

Napco Security Technologies, Inc.

Sielox, Inc.

Vicon Industries, Inc.

Visonic Group

Electronics Distributors

Anixter International, Inc.

Arrow Electronics, Inc.

Avnet, Inc.

ScanSource, Inc.

In its review of the selected companies, Imperial Capital considered, among other things, (i) market capitalization (computed using closing stock prices as of October 20, 2009), (ii) enterprise values, (iii) enterprise values as a multiple of revenue for the latest reported twelve-month period, estimated revenue for the 2009 calendar year and estimated revenue for the 2010 calendar year, and (iv) enterprise values as a multiple of EBITDA for the latest reported twelve-month period, estimated EBITDA for the 2009 calendar year and estimated EBITDA for the 2010 calendar year.  Financial data for the selected companies were based on the most recent available filings with the SEC and on the Institutional Brokers’ Estimate System’s estimates.  Financial data for GVI was based on the most recent available filings with the SEC and on forecasts provided by GVI’s management.  This analysis indicated the following implied equity value per share ranges of GVI based on the selected company trading multiples applied to GVI’s (a) revenue for the latest twelve-month period ended June 30, 2009, estimated revenue for the 2009 fiscal year and estimated revenue for the 2010 fiscal year and (b) EBITDA for the latest twelve-month period ended June 30, 2009, estimated EBITDA for the 2009 fiscal year and estimated EBITDA for the 2010 fiscal year:

	Implied Equity Value per Share
Based on	Low	Mid	High
Latest Twelve-Month Period Ended June 30, 2009 Revenue	$0.19	$0.26	$0.32
2009 Estimated Revenue	$0.06	$0.14	$0.22
2010 Estimated Revenue	$0.09	$0.18	$0.26
Latest Twelve-Month Period Ended June 30, 2009 EBITDA	$0.02	$0.05	$0.09
2009 Estimated EBITDA	$-	$-	$-
2010 Estimated EBITDA	$0.03	$0.06	$0.10

Selected Transactions Analysis

 Imperial Capital reviewed the financial terms, to the extent publicly available, of 23 transactions involving the acquisition of companies Imperial Capital believes possess similar characteristics, including lines of business and financial profiles, to GVI, which were announced since January 2006 and which Imperial Capital believes are comparable to the Contemplated Transactions.

Date Announced	Target	Acquirer
Small Capitalization Security Manufacturing Companies
May 2009	Shenzhen Huanghe Digital Technology Co., Ltd.	Cantronic Systems, Inc.
February 2009	Videolarm, Inc.	Moog, Inc.
July 2008	Vigilant Technology	BATM Advanced Communications Ltd.
December 2007	Extreme CCTV Inc.	Bosch Security Systems, Inc.
September 2007	Cedip Infrared Systems	FLIR Systems Inc.
April 2007	Terayon Communications Systems, Inc.	Motorola Inc.
December 2006	Tut Systems, Inc.	Motorola Inc.
July 2006	Forward Vision CCTV Ltd. and	Exctreme CCTV, Inc.
Forward Vision Systems Ltd.
May 2006	Suoman Turvakamera Oy	Teleste Oyj
May 2006	T-Com Tech. Co. Ltd.	UniVision Engineering Ltd.

Electronics Distributors
August 2009	Javaco, Inc.	DoMark International, Inc.
July 2009	Newcytech Business Solutions Ltd.	Logicom Public Ltd.
April 2009	Carl Lamm Holding AS	Ricoh Europe Holdings
September 2008	C-88 AS	Nu Horizons Electronics Corp.
August 2008	Weir Process Equipment	Kinecor LP
August 2008	Westcon, Inc.	Transcat Inc.
July 2008	Tritronics Inc.	Encompass Group Affiliates, Inc.
February 2008	New Age Electronics, Inc.	SYNNEX Corp.
November 2007	Banque Magnetique	Gem Distribution Ltd.
June 2007	DBL Distributing, Inc.	Ingram Micro, Inc.
April 2007	Burtek Systems Inc.	Honeywell International, Inc.
October 2006	MFU Holding SpA	Anixter International, Inc.
May 2006	IMS, Inc.	Anixter International, Inc.

Imperial Capital reviewed the consideration paid in the selected transactions as a multiple of latest reported revenue for the latest twelve-month period and EBITDA for the latest twelve-month period.  The following table provides a summary of the implied equity value per share range of GVI based on the selected transaction multiples applied to GVI’s revenue for the latest twelve-month period ended June 30, 2009 and EBITDA for the latest twelve-month period ended June 30, 2009.

	Implied Equity Value per Share
	Low	Mid	High
Latest Twelve-Month Period Ended June 30, 2009 Revenue	$0.55	$0.61	$0.68
Latest Twelve-Month Period Ended June 30, 2009 EBITDA	$0.21	$0.23	$0.26

Discounted Cash Flow Analysis

Imperial Capital performed a discounted cash flow analysis of GVI as a stand-alone entity using forecasts for the period ranging from the beginning of fiscal year 2010 through the end of fiscal year 2014 (the “forecast period”) provided by GVI’s management and an assumed valuation date of December 31, 2009.  Imperial Capital calculated the implied present values of free cash flows for GVI for the forecast period using discount rates ranging from 16.0% to 18.0%.  Imperial Capital calculated the terminal values for GVI based on multiples of 6.0x to 8.0x applied to 2014 EBITDA.  The estimated terminal values were then discounted to implied present values using discount rates ranging from 16.0% to 18.0%.  For the range of discount rate and terminal value multiples, Imperial Capital added the implied present value of free cash flows to the implied present value of the terminal value to arrive at implied enterprise value for GVI.  Imperial Capital then calculated the implied equity value by adding the present value of GVI’s remaining NOL through 2026 and subtracting GVI’s net debt from the enterprise value and further calculated the implied equity value per share of GVI using fully-diluted shares outstanding of GVI, as provided by the management of GVI.  This analysis resulted in a range of implied equity values per share of GVI Common Stock of approximately $0.23 to $0.33.

Overview of Analyses; Other Considerations

The summaries set forth above do not purport to be a complete description of all the analyses performed by Imperial Capital in arriving at its opinion.  The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description.  Imperial Capital did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor.  Accordingly, Imperial Capital believes, and advised the Special Committee and the board of directors, that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the process underlying Imperial Capital’s opinion.  In performing its analyses, Imperial Capital made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of GVI.  The analyses performed by Imperial Capital are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses.  In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses or securities may actually be sold.  Accordingly, such analyses and estimates are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors.  None of GVI, Imperial Capital or any other person assumes responsibility if future results are materially different from those projected.  The analyses supplied by Imperial Capital and its opinion were among several factors taken into consideration by the board of directors in making their respective decisions to authorize GVI to enter into the merger agreement and should not be considered as determinative of such decision.

Miscellaneous

Pursuant to a letter agreement dated June 23, 2009, GVI engaged Imperial Capital to act as its financial advisor in connection with the Contemplated Transactions.  Under the terms of Imperial Capital’s engagement, GVI has agreed to pay Imperial Capital for its financial advisory services in connection with the Contemplated Transactions an aggregate fee of $650,000, a portion of which was payable in connection with Imperial Capital’s opinion and a significant portion of which is contingent upon consummation of the Contemplated Transactions. In addition, GVI agreed to pay all fees, disbursements and out-of-pocket expenses incurred in connection with services to be rendered and to indemnify Imperial Capital and related parties against any liabilities arising out of or in connection with advice or services rendered or to be rendered pursuant to the engagement letter agreement.  No portion of Imperial Capital’s fee for the delivery of its opinion is contingent upon the consummation of the Contemplated Transactions.

        GVI selected Imperial Capital as its financial advisor based on its experience with merger transactions and familiarity with GVI.  Imperial Capital is a full-service investment banking firm offering a wide range of advisory, finance and trading services.  In the ordinary course of our business, Imperial Capital and its affiliates may actively trade the debt and equity securities of GVI for Imperial Capital’s own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Item  5.   Persons/Assets, Retained, Employed, Compensated or Used.

Information pertaining to the retention of Imperial Capital by the Company in Item 4 (“The Solicitation or Recommendation— Opinion of Imperial Capital, LLC”) is hereby incorporated by reference in this Item 5.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company’s stockholders on its behalf concerning the Offer or the merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item  6.   Interest in Securities of the Subject Company.

No transactions in the Common Stock have been effected during the past 60 days prior to the date of this Schedule 14D-9 by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company.

Item  7.   Purposes of the Transaction and Plans or Proposals.

(a) Except as set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9), the Company is not undertaking or engaged in any negotiations in response to the Offer which relate to (i) a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (iii) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

(b) In addition, pursuant to Section 6.7 of the merger agreement, the Company has agreed not to (i) solicit, initiate, or knowingly encourage the submission of, any Takeover Proposal, (ii) approve or recommend any Takeover Proposal, enter into any agreement, agreement–in–principle or letter of intent with respect to or accept any Takeover Proposal (or resolve to or publicly propose to do any of the foregoing) (iii) participate or engage in or continue any discussions or negotiations regarding, or furnish to any individual or entity any information with respect to, or knowingly take any action to facilitate any inquiries or the making of any proposal that constitutes, or would reasonably be expected to lead to, any Takeover Proposal (other than to state that it is not permitted to have such discussions and refer to the merger agreement), (iv) release any individual or entity from, fail to enforce to the fullest extent possible, or modify or waive any applicable provision of any applicable confidentiality, standstill or similar agreement, or (v) resolve to propose or agree to do any of the foregoing.  However, prior to the Acceptance Time, in response to an unsolicited written Takeover Proposal from a third party that does not result in a breach of the merger agreement or any standstill or similar agreement that the board of directors or the Special Committee determines in good faith is, or could reasonably be expected to result in or lead to a Superior Proposal (as defined in the merger agreement), and where the failure to take such action would be inconsistent with the obligations of the board of directors or the Special Committee under applicable law, including its fiduciary duties to the Company’s stockholders, the Company may, after providing advance notice to Parent, and subject to certain additional terms and conditions described in Section 6.7 of the merger agreement, (a) withdraw, modify or amend its recommendation for the Contemplated Transactions, (b) approve or recommend any Takeover Proposal or (c) authorize and allow the Company to enter into an agreement concerning a transaction that constitutes a Superior Proposal.

(c) Except as set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9), there are no transactions, resolutions of the board of directors, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.    Additional Information.

Information Statement

The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the merger agreement, of certain persons to be appointed to the board of directors other than at a meeting of the Company’s stockholders and is incorporated herein by reference.

Top-Up Option

Pursuant to the terms of the merger agreement, the Company granted to Parent an irrevocable option (the “Top-Up Option”), exercisable subject to and upon the terms and conditions set forth in the merger agreement, to purchase with cash, a promissory note, or a combination of cash and a promissory note, at a price per share equal to the Offer Price, that number of shares of Common Stock (the “Top-Up Option Company Shares”) equal to the lesser of (i) that number of shares of Common Stock that, when added to the number of shares of Common Stock owned by Purchaser as of immediately prior to the exercise of the Top-Up Option, constitutes one share more than 90% of the number of shares of Common Stock then outstanding on a fully diluted basis (after giving effect to the issuance of the Top-Up Option Company Shares) or (ii) the aggregate of the number of shares of Common Stock held as treasury shares by the Company and its subsidiaries and the number of shares of Common Stock that the Company is authorized to issue under its certificate of incorporation but that are not issued and outstanding (and are not reserved for issuance pursuant to the exercise of options) as of immediately prior to the exercise of the Top-Up Option.

Conditions to the Offer

The information set forth in Section 13 of the Offer to Purchase is incorporated herein by reference.

Vote Required to Approve the Merger and DGCL Section 253

The board of directors has approved the Offer, the merger and the merger agreement in accordance with the DGCL. Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of Common Stock, Purchaser will be able to effect the merger after consummation of the Offer without a vote by the Company’s stockholders (a “Short-Form Merger”). If Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding shares of Common Stock, the affirmative vote of the holders of a majority of the outstanding shares of Common Stock will be required under the DGCL to effect the merger.

State Takeover Laws

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for a period of three years following the date such person became an interested stockholder unless:

•	the corporation has elected in its original certificate of incorporation not to be governed by DGCL 203;

•
the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder;

•
upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

•	the business combination was approved by the board of the corporation and ratified by 66 2/3 % of the outstanding voting stock which the interested stockholder did not own.

In accordance with the provisions of Section 203, the board of directors has approved the merger agreement, the Offer, the merger and the other transactions contemplated by the merger agreement, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Offer, the merger and the other transactions contemplated by the merger agreement.

Appraisal Rights

The Company’s stockholders do not have appraisal rights in connection with the Offer. However, if the merger is completed, under Section 262 of the DGCL, any holder of Common Stock at the effective time of the merger (a “Remaining Stockholder”) who does not wish to accept the Offer Price for each share of Common Stock pursuant to the merger has the right to seek an appraisal and be paid the “fair value” of such holder’s Common Stock at the Effective Time (exclusive of any element of value arising from the accomplishment or expectation of the merger) judicially determined and paid to it in cash provided that such holder complies with the provisions of Section 262 of the DGCL.

The following is a brief summary of the statutory procedures to be followed by a Remaining Stockholder in order to dissent from the merger and perfect appraisal rights under the DGCL. This summary is not intended to be complete and is qualified in its entirety by reference to Section 262 of the DGCL, the text of which is set forth in Annex III hereto. Any Remaining Stockholder considering demanding appraisal is advised to consult legal counsel. Appraisal rights will not be available unless and until the merger (or a similar business combination) is consummated.

Remaining Stockholders of record who desire to exercise their appraisal rights must properly perfect their appraisal rights and fully satisfy all of the following conditions. A written demand for appraisal of Common Stock must be delivered to the Secretary of the Company (x) before the taking of the vote on the adoption of the merger agreement if the merger is not being effected as a Short-Form Merger but rather is being consummated following approval thereof at a meeting of the Company’s stockholders or pursuant to written consent of the Company’s stockholders (a “Long-Form Merger”) or (y) within 20 days after the date that the Surviving Corporation mails to the Remaining Stockholders a notice (the “Notice of Merger”) to the effect that the merger is effective and that appraisal rights are available (and includes in such notice a copy of Section 262 of the DGCL and any other information required thereby) if the merger is being effected as a Short-Form Merger without a vote or meeting of the Company’s stockholders. If the merger is effected as a Long-Form Merger, this written demand for appraisal of Common Stock must be in addition to and separate from any proxy or vote abstaining from or against the approval and adoption of the merger agreement, and neither voting against, abstaining from voting, nor failing to vote on the merger agreement will constitute a demand for appraisal within the meaning of Section 262 of the DGCL. In the case of a Long-Form Merger, any stockholder seeking appraisal rights must hold the Common Stock for which appraisal is sought on the date of the making of the demand, continuously hold such Common Stock through the Effective Time and otherwise comply with the provisions of Section 262 of the DGCL.

In the case of both a Short-Form Merger and a Long-Form Merger, a demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the stock certificates. If shares of Common Stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If shares of Common Stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, he is acting as agent for the record owner.

A record owner, such as a broker, who holds Common Stock as a nominee for others, may exercise appraisal rights with respect to the Common Stock held for all or less than all beneficial owners of Common Stock as to which the holder is the record owner. In such case the written demand must set forth the number of shares of Common Stock covered by such demand. Where the number of shares of Common Stock is not expressly stated, the demand will be presumed to cover all shares of Common Stock outstanding in the name of such record owner. Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights before the date of any meeting of stockholders of the Company called to approve the merger in the case of a Long-Form Merger and within 20 days following the mailing of the Notice of Merger in the case of a Short-Form Merger.

Remaining Stockholders who elect to exercise appraisal rights must mail or deliver their written demands to: GVI Security Solutions, Inc. at 2801 Trade Center Drive, Suite 120 Carrollton, Texas 75007. The written demand for appraisal should specify the stockholder’s name and mailing address, the number of shares of Common Stock covered by the demand and that the stockholder is thereby demanding appraisal of such shares of Common Stock. In the case of a Long-Form Merger, the Company must, within ten days after the Effective Time, provide notice of the Effective Time to all stockholders who have complied with Section 262 of the DGCL and have not voted for approval and adoption of the merger agreement.

In the case of a Long-Form Merger, Remaining Stockholders electing to exercise their appraisal rights under Section 262 of the DGCL must not vote for the adoption of the merger agreement or consent thereto in writing. Voting in favor of the adoption of the merger agreement, or delivering a proxy in connection with the stockholders meeting called to adopt the merger agreement (unless the proxy votes against, or expressly abstains from the vote on, the adoption of the merger agreement), will constitute a waiver of the stockholder’s right of appraisal and will nullify any written demand for appraisal submitted by the stockholder.

Regardless of whether the merger is effected as a Long-Form Merger or a Short-Form Merger, within 120 days after the Effective Time, either the Company or any stockholder who has complied with the required conditions of Section 262 of the DGCL and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Common Stock of the dissenting stockholders. If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and thereafter will appraise the Common Stock owned by such stockholders, determining the fair value of such Common Stock, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest to be paid, if any, upon the amount determined to be the fair value.

Remaining Stockholders who in the future consider seeking appraisal should have in mind that the fair value of their Common Stock determined under Section 262 of the DGCL could be more than, the same as, or less than the Offer Price, if they do seek appraisal of their shares of Common Stock, and that opinions of investment banking firms as to the fairness from a financial point of view of the consideration payable in a transaction are not opinions as to fair value under Section 262 of the DGCL. The Company expects that Parent would cause the Surviving Corporation to argue in any appraisal proceeding that, for purposes thereof, the “fair value” of the Common Stock is less than that paid in the Offer. The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and imposed upon the parties as the Delaware Court of Chancery deems equitable under the circumstances. Upon application of a dissenting stockholder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all Common Stock entitled to appraisal. In the absence of such a determination or assessment, each party bears its own expenses.

Any Remaining Stockholder who has duly demanded appraisal in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote for any purpose the Common Stock subject to such demand or to receive payment of dividends or other distributions on such Common Stock, except for dividends or other distributions payable to stockholders of record at a date prior to the Effective Time.

At any time within 60 days after the Effective Time, any former holder of Common Stock shall have the right to withdraw his or her demand for appraisal and to accept the Offer Price for each share of Common Stock. After this period, such holder may withdraw his or her demand for appraisal only with the consent of the Company as the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, each stockholder’s rights to appraisal shall cease and all stockholders shall be entitled to receive the Offer Price for each share of Common Stock. Inasmuch as the Company has no obligation to file such a petition, and the Company understands Parent has no present intention to cause or permit the Surviving Corporation to do so, any stockholder who desires such a petition to be filed is advised to file it on a timely basis. However, no petition timely filed in the Delaware Court of Chancery demanding appraisal shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. Failure to take any required step in connection with the exercise of appraisal rights may result in the termination or waiver of such rights.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO SELL COMMON STOCK IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE PRICE PAID IN THE OFFER THEREFOR.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in, or incorporated by reference in, this Schedule 14D-9 are forward-looking statements and are subject to a variety of risks and uncertainties. Additionally, words such as “would,” “will,” “intend” and other similar expressions are forward-looking statements. Such forward-looking statements include the ability of the Company, Purchaser and Parent to complete the transactions contemplated by the merger agreement, including the parties’ ability to satisfy the conditions set forth in the merger agreement and the possibility of any termination of the merger agreement. The forward-looking statements contained in this Schedule 14D-9 are based on the Company’s current expectations, and those made at other times will be based on Company’s expectations when the statements are made. Some or all of the results anticipated by these forward-looking statements may not occur. Factors that could cause or contribute to such differences include, but are not limited to, the expected timetable for completing the proposed transaction, the risk and uncertainty in connection with a strategic alternative process, the impact of the current economic environment, operating losses and fluctuations in operating results, capital requirements, market acceptance of products, the Company’s ability to raise capital if needed, uncertainties regarding intellectual property and other risks detailed from time to time in the Company’s SEC reports, including its Annual Report on Form 10-K for the year ended December 31, 2008.  The Company disclaims any intent or obligation to update these forward-looking statements.

Item  9.   Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated November 3, 2009. (1)(2)

(a)(1)(B)	Letter of Transmittal. (1)(2)

(a)(1)(C)	Notice of Guaranteed Delivery. (1)(2)

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (1)(2)

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (1)(2)

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. (1)(2)

Exhibit No.	Description

(a)(1)(G)
Joint press release, dated October 22, 2009, issued by GVI Security Solutions, Inc. and GenNx360 Capital Partners, L.P. (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2009).

(a)(1)(H)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (incorporated by reference to Annex I attached to this Schedule 14D-9).

(a)(2)	Letter to Stockholders from the Chief Executive Officer of GVI Security Solutions, Inc., dated November 3, 2009. (2)

(a)(3)	Opinion of Imperial Capital, LLC to the Special Committee and the board of directors, dated October 21, 2009 (incorporated by reference to Annex II attached to this Schedule 14D-9).

(e)(1)
Agreement and Plan of Merger, dated as of October 21, 2009, by and among GenNx360 GVI Holding, Inc., GenNx360 GVI Acquisition Corp. and GVI Security Solutions, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2009).

(e)(2)
Commitment Letter, dated October 21, 2009, made by GenNx360 Capital Partners, L.P. in favor of GenNx360 GVI Holding, Inc., GenNx360 GVI Acquisition Corp. and GVI Security Solutions, Inc. (incorporated by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2009).

(e)(3)(A)
Employment Agreement, dated as of January 31, 2006, between GVI Security Solutions, Inc. and Steven E. Walin (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 8-K, as filed with the Securities and Exchange Commission on February 21, 2006).

(e)(3)(B)
Amendment to Employment Agreement between GVI Security Solutions, Inc. and Steven E. Walin, dated as of October 4, 2006 (incorporated by reference to Exhibit 10.8 to the Company’s Report on Form 8-K, as filed with the Securities and Exchange Commission on October 5, 2006).

(e)(3)(C)
Amendment to Employment Agreement between GVI Security Solutions, Inc. and Steven E. Walin, dated as of January 8, 2008 (incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 8-K, as filed with the Securities and Exchange Commission on January 11, 2008).

(e)(3)(D)
Amendment to Employment Agreement between GVI Security Solutions, Inc. and Steven E. Walin, dated as of October 21, 2009 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2009).

(e)(4)(A)
Employment Agreement, dated as of March 28, 2006, between GVI Security Solutions, Inc. and Joseph Restivo (incorporated by reference to Exhibit 10.11 to the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2005, filed with the Securities and Exchange Commission on March 31, 2006).

(e)(4)(B)
Amendment to Employment Agreement between GVI Security Solutions, Inc. and Joseph Restivo, dated as of October 4, 2006 (incorporated by reference to Exhibit 10.9 to the Company’s Report on Form 8-K, as filed with the Securities and Exchange Commission on October 5, 2006).

(e)(4)(C)
Amendment to Employment Agreement between GVI Security Solutions, Inc. and Joseph Restivo, dated as of January 8, 2008 (incorporated by reference to Exhibit 10.2 to the Company’s Report on Form 8-K, as filed with the Securities and Exchange Commission on January 11, 2008).

(e)(4)(D)
Amendment to Employment Agreement between GVI Security Solutions, Inc. and Joseph Restivo, dated as of October 21, 2009 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2009).

(e)(5)	Confidentiality Agreement, dated May 8, 2009, by and between GVI Security Solutions, Inc. and GenNx360 Management Company, LLC. (1)

Exhibit No.	Description

(e)(6)
Form of Tender and Support Agreement, by and among GenNx360 GVI Holding, Inc., GenNx360 GVI Acquisition Corp., GVI Security Solutions, Inc. and certain stockholders (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2009).

(e)(7)
Amended and Restated Employment Agreement, dated October 21, 2009, between Steven E. Walin and GVI Security Solutions, Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2009).

(e)(8)
Amended and Restated Employment Agreement, dated October 21, 2009, between Joseph Restivo and GVI Security Solutions, Inc. (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2009).

(e)(9)	Form of Restricted Stock Subscription Agreement.

(1)	Incorporated by reference to the Schedule TO filed by Parent and Purchaser on November 3, 2009.
(2)	Included in materials mailed to the stockholders of GVI Security Solutions, Inc.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GVI SECURITY SOLUTIONS, INC.

By:	/s/ Steven E. Walin
Name:	Steven E. Walin
Title:	Chairman of the Board of Directors and Chief Executive Officer

Dated: November 3, 2009

Annex I   — Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

Annex II  — Opinion of Imperial Capital, LLC to the Special Committee and the Board of Directors of GVI Security Solutions, Inc., dated October 21, 2009

Annex III —Section 262 of the Delaware General Corporation Law

ANNEX I
GVI SECURITY SOLUTIONS, INC.
2801 TRADE CENTER DRIVE, SUITE 120
CARROLLTON, TEXAS 75007

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

We Are Not Asking You for a Proxy and You Are Requested Not to Send us a Proxy.

This Information Statement (the “Information Statement”) is being mailed on or about November 3, 2009 as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of GVI Security Solutions, Inc., a Delaware corporation (“GVI” or the “Company”), with respect to the tender offer by GenNx360 GVI Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of GenNx360 GVI Holding, Inc., a Delaware corporation (“Parent”) to the holders of record of shares of common stock, par value $0.001 per share, of GVI (the “Common Stock”). Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. Unless the context indicates otherwise, in this Information Statement, the terms “us,” “we” and “our” refer to GVI. You are receiving this Information Statement in connection with the possible election of persons designated by Parent to seats on the board of directors of GVI.  Such designation would be made pursuant to the Agreement and Plan of Merger, dated October 21, 2009 (the “merger agreement”), by and among Parent, Purchaser and GVI that provides, among other things, that following the consummation of the Offer (as described below) and subject to the satisfaction or waiver of the conditions set forth in the merger agreement and in accordance with the applicable legal requirements, Purchaser will merge with and into the Company (the “merger”).

Pursuant to the merger agreement, Purchaser commenced a cash tender offer (the “Offer”) on November 3, 2009 to purchase all of the outstanding shares of Common Stock at a price per share of $.38, net to the seller in cash, without interest and subject to any tax withholding, upon the terms and conditions set forth in the Offer to Purchase, dated November 3, 2009 (the “Offer to Purchase”). Unless extended in accordance with the terms and conditions of the merger agreement, the Offer is scheduled to expire at 12:00 midnight, New York City time, at the end of the day on Thursday, December 3, 2009, at which time, if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all shares of Common Stock validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed to GVI’s stockholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Purchaser and Parent with the Securities and Exchange Commission (the “SEC”) on November 3, 2009.

The merger agreement provides that, after such time as Purchaser accepts for payment and pays for any shares of Common Stock validly tendered and not properly withdrawn pursuant to the Offer (the “Acceptance Time”) and as long as Parent directly or indirectly beneficially owns not less than a majority of the issued and outstanding Common Stock, Purchaser will be entitled to elect or designate to serve on the board of directors the number of directors (rounded up to the next whole number) determined by multiplying the total number of directors on the board of directors (giving effect to the directors elected or designated by Purchaser pursuant to this sentence) by a fraction having a numerator equal to the aggregate number of shares of Common Stock then beneficially owned by Parent or Purchaser (including shares of Common Stock accepted for payment pursuant to the Offer and any shares of Common Stock issued in connection with Purchaser’s exercise of its Top-Up Option (as defined below)), and having a denominator equal to the total number of shares of Common Stock then issued and outstanding. Upon request from Purchaser, GVI has agreed to take all actions reasonably necessary, including seeking and accepting resignations of incumbent directors, and if such resignations are not obtained, increasing the size of the board of directors, to enable Purchaser’s designees to be elected or designated to the board of directors. From and after the Acceptance Time, to the extent requested by Purchaser, GVI must also use commercially reasonable efforts to cause the individuals designated by Purchaser to constitute the number of members (rounded up to the next whole number), as permitted by applicable law, on each committee of the board of directors that represents at least the same percentage as individuals designated by Purchaser represent on the board of directors.

In the event that Purchaser directors are elected or designated to the board of directors, the merger agreement provides that until the Effective Time, the Company will cause the board of directors to maintain two directors who were directors prior to the execution of the merger agreement, each of whom were not officers of the Company or any subsidiary of the Company (“Independent Directors”).

Following the election or appointment of Purchaser’s designees prior to the Effective Time, the approval by affirmative vote or written consent of all of the Independent Directors then in office (or, if there shall be only one Independent Director then in office, the Independent Director) shall be required to authorize:

•	any amendment or termination of the merger agreement by the Company;

•	any extension of time for performance of any obligation or action by Parent or Purchaser under the merger agreement; or

•	any waiver or exercise of any of the Company’s rights under the merger agreement.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 thereunder in connection with the appointment of Purchaser’s designees to the board of directors.

You are urged to read this Information Statement carefully. We are not, however, soliciting your proxy, and you are not required to take any action with respect to the subject matter of this Information Statement.

The information contained in this Information Statement (including information incorporated herein  by reference) concerning Parent, Purchaser and Purchaser’s designees has been furnished to GVI by Parent, and GVI assumes no responsibility for the accuracy or completeness of such information.

PURCHASER DESIGNEES

Parent and Purchaser have informed GVI that Purchaser’s designees to the board of directors (collectively, the “Purchaser Designees”) will consist of the individuals listed in the table below. The table below sets forth the name, age, present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each Purchaser Designee. Parent and Purchaser have informed GVI that each of the Purchaser Designees has consented to act as a director of GVI, if so designated.

Based solely on the information set forth in the table below, none of the Purchaser Designees listed in the table below (1) is currently a director of, or holds any position with, GVI, or (2) has a familial relationship with any directors or executive officers of GVI. GVI has been advised that, to the best knowledge of Purchaser and Parent, none of the Purchaser Designees beneficially owns any equity securities (or rights to acquire such equity securities) of GVI and none have been involved in any transactions with GVI or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Parent and Purchaser have each informed GVI that, to the best of its knowledge, none of the Purchaser Designees has been convicted in a criminal proceeding (excluding traffic violations or misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

It is expected that the Purchaser Designees may assume office at any time following the purchase by Purchaser of a majority of the shares of Common Stock pursuant to the Offer and the merger agreement, which purchase cannot be earlier than 12:00 midnight, New York City time, at the end of the day on Thursday, December 3, 2009. It is currently not known which of the current directors of GVI would resign.

Name	Age	Position	Employment History
Matthew Guenther	40	Director and Vice President
Matthew Guenther joined GenNx360 Capital Partners L.P. in 2007, as a Principal following 8 years at Walden Capital Partners LP.  Prior to Walden, Mr. Guenther was at KPMG Consulting in their strategic/financial planning and analysis department. Matthew began his career at AT&T where he worked in various sales, marketing and finance positions.  Mr. Guenther is currently a principal at GenNx360 Capital Partners L.P.

			Mr. Guenther earned a B.A. in History from Union College and an M.B.A. in Finance and International Business from Columbia Business School.

Name	Age	Position	Employment History
Rena Clark	48	Director and Secretary
Rena Clark joined GenNx360 Capital Partners L.P. as a Principal in 2007, following over 17 years of general management and entrepreneurial experience.

Prior to joining to GenNx360 Capital Partners L.P., Ms. Clark led a distressed commercial printing company’s turnaround; the firm was eventually divested to a strategic acquirer. In addition, she was responsible for creating a profitable standalone operating company from a former division of a large international corporation in the specialty chemicals industry.

Ms. Clark also served as vice president for the Kraft Sports Group and the New England Patriots from 2003 to 2007, where she oversaw all corporate giving activities and strategic community initiatives. In addition, she served as the director and chief operating officer for Harvard Business School’s MBA Program with responsibility for admissions, financial aid and all student services. Earlier in her career, she gained management consulting experience while working at Bain & Co. and held positions in manufacturing operations at GE.

Ms. Clark earned a B.S. in mechanical engineering with honors from Lamar University and an M.B.A. from Harvard Business School.

CERTAIN INFORMATION CONCERNING GVI SECURITY SOLUTIONS, INC.

The authorized capital stock of GVI consists of 200,000,000 shares of Common Stock and 3,000,000 shares of preferred stock, par value $0.001 per share. As of the close of business on October 21, 2009 there were 27,285,301 shares of Common Stock outstanding and no shares of preferred stock outstanding. The board of directors currently consists of five members.

The Common Stock is the only class of voting securities of GVI outstanding that is entitled to vote at a meeting of stockholders of GVI. Each share of Common Stock entitles the record holder to one vote on all matters submitted to a vote of the stockholders.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF GVI SECURITY SOLUTIONS, INC.

The following table sets forth the current directors and executive officers of the Company and their ages as of October 21, 2009:

Name	Age	Position(s)

Steven E. Walin	54	Chairman of the Board of Directors and Chief Executive Officer
Joseph Restivo	55	Chief Financial Officer, Chief Operating Officer, and Director
Craig Ellins [1,2,3]	57	Director
Gary Freeman [1,2,3]	41	Director
Moshe Zarmi [1,2,3]	71	Director
1 Member of the Audit Committee
2 Member of the Compensation Committee
3 Member of the Governance Committee

Executive Officers and Directors

STEVEN E. WALIN has served as the Company’s Chief Executive Officer since March 6, 2006, and has served as a director of the Company since March 28, 2006.  Mr. Walin was named Chairman of the Board on January 8, 2008.  Mr. Walin has over 20 years of experience in the security industry.  Most recently, from April 2003 until his appointment as the Company’s Chief Executive Officer, Mr. Walin served as the President of GE Security Enterprise Solutions, a division of General Electric Company that provides security solutions, including video monitoring, intrusion and access control systems.  Prior to his employment with GE, from July 2001, Mr. Walin served as the Senior Vice President – North America Security for the Security Systems Division of Siemens Building Technologies.  Prior to that, Mr. Walin had been the President and Chief Operating Officer of Securities Technology Group, Inc. until it was acquired by Siemens in July 2001.

JOSEPH RESTIVO has served as the Company’s Chief Financial Officer since March 2006, and has served as a director of the Company since October 4, 2006.  Mr. Restivo was named Chief Operating Officer on October 22, 2007.  Prior to his employment with the Company, since January 2003, Mr. Restivo was an independent business consultant providing services in the areas of financial and business planning, turnaround assistance and operational management support.  Prior to that time, from January 2000 until January 2002, Mr. Restivo served as the Vice President, North American Services and Business Development, for the Security Systems Division of Siemens Building Technologies.  In addition, from 1990 until 1999, Mr. Restivo held numerous positions with Casi-Rusco (subsequently acquired by General Electric), a developer and manufacturer of large-scale access control systems, including Chief Financial Officer and Chief Operating Officer.

 GARY FREEMAN has served as one of the Company’s directors since October 4, 2006.  Mr. Freeman is currently a Partner in Bandari, Beach, Lim & Cleland’s Audit and Accounting services division.  In conjunction with various consulting engagements, Mr. Freeman has assumed interim senior level management roles at numerous public and private companies during his career, including Co-President and Chief Financial Officer of Trestle Holdings Inc., Chief Financial Officer of Silvergraph International and Chief Financial Officer of Galorath Incorporated.  Mr. Freeman’s previous experience includes ten years with BDO Seidman, LLP, including two years as an Audit Partner.

 CRAIG ELLINS has served as one of the Company’s directors since October 4, 2006.  Mr. Ellins is the founder, Chairman and Chief Executive Officer of DigitalFX International, Inc. a digital communication company. Mr. Ellins has more than 20 years of experience in television direct marketing and Internet communications and has provided strategic planning services to companies such as K-tel International, Fingerhut Corporation, Guthy-Renker, Simitar Entertainment, and Stamina Products.

 MOSHE ZARMI has served as one of the Company’s directors since October 4, 2006, and previously served as one of the Company’s directors from January 1998 until June 27, 2006.  Mr. Zarmi also served as the President and Chief Executive Officer of the Company from January 1998 until February 2004.  Mr. Zarmi has 30 years experience, primarily in high technology industries.  From February 1993 to January 1997, Mr. Zarmi was the Chief Executive Officer of Geotest, a leading Automated Test Equipment company based in Southern California.  His extensive business experience includes a tenure at Israel Aircraft Industries, where he held various positions in finance and administration, as well as head of US marketing and sales.

CORPORATE GOVERNANCE AND BOARD MATTERS

Independence of the Board of Directors

All members of our board of directors, other than our Chairman of the Board and Chief Executive Officer, Steven E. Walin, and our Chief Financial Officer and Chief Operating Officer, Joseph Restivo, are independent under the standards set forth in Nasdaq Listing Rule 5605(a)(2).  In addition, each member of our Compensation and Governance Committees is independent under Nasdaq Listing Rule 5605(a)(2) and each member of our Audit Committee is independent under the standards set forth in Nasdaq Listing Rule 5605(c)(2)(A).

Information Regarding the Board of Directors and its Committees

The board of directors has three committees: an Audit Committee, a Compensation Committee, and a Governance Committee. The following is a description of each current committee and its functions.

Audit Committee

Our board of directors has an Audit Committee consisting of Craig Ellins, Gary Freeman and Moshe Zarmi. The Audit Committee was formed in accordance with Section 3(a)(58)(A) of the Exchange Act. The Audit Committee does not have a written charter. The current members of the Audit Committee meet the requirements for director independence as defined in Nasdaq Listing Rule 5605(c)(2)(A). In addition, the board of directors has determined that Gary Freeman is an “audit committee financial expert,” as such term is defined in Item 407(d)(5)(ii) of Regulation S-K, and is independent as defined in Nasdaq Listing Rule 5605(a)(2). The Audit Committee met six times during fiscal 2008. The Audit Committee is responsible for providing independent objective oversight of our accounting functions and internal controls.

REPORT OF THE AUDIT COMMITTEE
The material in this report is not “soliciting material,” is not deemed “filed” with the SEC, and is not to be incorporated by reference into any filing of GVI Security Solutions, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

The Audit Committee oversees the Company’s financial reporting process on behalf of the board of directors, including the Company’s internal controls, the quality of its financial reporting and the independence and performance of the Company’s independent certified public accountants.

Management has primary responsibility for the Company’s financial statements and the overall reporting process, including the Company’s system of internal controls. The Company’s independent certified public accountants audit the annual financial statements prepared by management, express an opinion as to whether those financial statements fairly present the consolidated financial position, results of operations and cash flows of the Company and its subsidiaries in conformity with accounting principles generally accepted in the United States and discuss with management any issues that they believe should be raised with management.

The Audit Committee reviewed the Company’s audited financial statements for fiscal 2008 which were included in the Company’s Annual Report on Form 10-K for fiscal year 2008, and met with both management and Weinberg & Company, P.A. (“Weinberg”) to discuss those financial statements. Management has represented to the Audit Committee that the financial statements were prepared in accordance with accounting principles generally accepted in the United States.

The Audit Committee has received from Weinberg the written disclosures and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and discussed with Weinberg its independence from the Company and its management. The Audit Committee also discussed with Weinberg any matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees).

Based upon these reviews and discussions, the Audit Committee recommended to the board of directors of the Company that the Company’s audited financial statements for fiscal 2008 be included in the Company’s Annual Report on Form 10-K for fiscal 2008 for filing with the Securities and Exchange Commission.

This report is submitted on behalf of the members of the Audit Committee:
Craig Ellins
Gary Freeman
Moshe Zarmi

Compensation Committee

Our board of directors has a Compensation Committee consisting of Craig Ellins, Gary Freeman and Moshe Zarmi.  The Compensation Committee met one time during fiscal year 2008. The Compensation Committee makes recommendations to the board of directors concerning compensation of our executive officers and administers our 2004 Long-Term Incentive Plan and 2008 Long-Term Incentive Plan.

Generally, the Compensation Committee reviews the performance and compensation of the executive officers and, following discussions with those individuals, establishes their compensation levels where it deems appropriate.  The Compensation Committee does not have the authority to delegate its duties.

Governance Committee

Our board of directors has a Governance Committee, consisting of Craig Ellins, Gary Freeman and Moshe Zarmi, which performs the functions of a nominating committee. The current members of the Governance Committee meet the requirements for director independence as defined in Nasdaq’s listing standards. The Governance Committee does not have a written charter. The Governance Committee did not meet during fiscal year 2008.

The functions of the Governance Committee include leading the Company’s search for individuals qualified to become directors, evaluating and recommending candidates to the board of directors for nomination for election to the board of directors, recommending qualified individuals to be appointed to the board of directors in the event of a vacancy, and assessing the qualifications of director nominee candidates.

The Governance Committee believes that candidates for director should have certain minimum qualifications, including being able to read and understand basic financial statements, being over 21 years of age and having the highest personal integrity and ethics. The Governance Committee also intends to consider such factors as possessing relevant expertise upon which to be able to offer advice and guidance to management, having sufficient time to devote to the affairs of the Company, demonstrating excellence in his or her field, having the ability to exercise sound business judgment and having the commitment to rigorously represent the long-term interests of the Company’s stockholders. The Governance Committee retains the right to modify these qualifications from time to time. Candidates for director nominees will be reviewed in the context of the current composition of the board of directors, the operating requirements of the Company and the long-term interests of stockholders. In conducting this assessment, the Governance Committee will consider diversity, age, skills, and such other factors as it deems appropriate given the current needs of the board of directors and the Company to maintain a balance of knowledge, experience and capability. In the case of incumbent directors whose terms of office are set to expire, the Governance Committee will review such directors’ overall service to the Company during their term, including the number of meetings attended, level of participation, quality of performance, and any other relationships and transactions that might impair such directors’ independence. In the case of new director candidates, if applicable, the Governance Committee will also determine whether the nominee must be independent for listing purposes, which determination will be based upon applicable listing standards, applicable SEC rules and regulations and the advice of counsel, if necessary. The Governance Committee may use the board of directors’ and management’s network of contacts to compile a list of potential candidates, but may also engage, if it deems appropriate, a professional search firm. The Governance Committee will conduct any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the board of directors. The Governance Committee will meet to discuss and consider candidates’ qualifications and selects nominees by majority vote.

The Governance Committee will consider director candidates recommended by stockholders. The Governance Committee does not intend to alter the manner in which it evaluates candidates, including the minimum criteria set forth above, based on whether the candidate was recommended by a stockholder or not. Stockholders who wish to recommend individuals for consideration by the Governance Committee to become nominees for election to the board of directors may do so by delivering a written recommendation to the Governance Committee at the following address: 2801 Trade Center Drive, Suite 120, Carrollton, Texas 75007.  Submissions should include the full name of the proposed nominee, a description of the proposed nominee’s business experience for at least the previous five years, complete biographical information, a description of the proposed nominee’s qualifications as a director and a representation that the nominating stockholder is a beneficial or record owner of the Company’s stock. Any such submission should be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director if elected.

Meetings of the Board of Directors; Annual Meeting Attendance

The board of directors met 5 times during the last fiscal year ended December 31, 2008. Each member of the board of directors attended 75% or more of the aggregate of the meetings of the board of directors and of the committees on which they served, held during the period for which they were a director or committee member, respectively. The Company did not have an Annual Meeting for the fiscal year ended December 31, 2008.

Stockholder Communications with the Board of Directors

Historically, we have not adopted a formal process for stockholder communications with the board of directors. Nevertheless, every effort has been made to ensure that the views of stockholders are heard by the board of directors or individual directors, as applicable, and that appropriate responses are provided to stockholders in a timely manner. We believe our responsiveness to stockholder communications to the board of directors has been excellent. Persons interested in communicating with the independent directors with their concerns or issues may address correspondence to a particular director, or to the independent directors generally, in care of GVI Security Solutions, Inc. at 2801 Trade Center Drive, Suite 120 Carrollton, Texas 75007.  If no particular director is named, letters will be forwarded, depending on the subject matter, to the Chair of the Audit, Compensation, or Governance Committee.

Code of Business Conduct and Ethics

The Company maintains a Code of Business Conduct and Ethics that is applicable to all of our employees, including our Chief Executive Officer and Chief Financial Officer, and our directors.  The Code of Conduct, which satisfies the requirements of a “code of ethics” under applicable SEC rules, contains written standards that are designed to deter wrongdoing and to promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest; full, fair, accurate, timely and understandable public disclosures and communications, including financial reporting; compliance with applicable laws, rules and regulations; prompt internal reporting of violations of the code; and accountability for adherence to the code.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the year ended December 31, 2008, there were no transactions between GVI and its directors, executive officers or any holder of five percent or more of its Common Stock that are required to be disclosed pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act.

Policies and Procedures for Approving Related Party Transactions

The Company has established policies and other procedures regarding approval of transactions between the Company and any employee, officer, director, and certain of their family members and other related persons, including those required to be reported under Item 404 of Regulation S-K.  These policies and procedures are generally not in writing, but are evidenced by principles set forth in our Code of Ethics and Business Conduct or adhered to by our board of directors.  We conduct a review of all related party transactions for potential conflict of interest situations on an ongoing basis and all such transactions relating to executive officers and directors must be approved by the independent and disinterested members of our board of directors or an independent and disinterested committee of the board of directors.

During fiscal year ended December 31, 2008, the Company was not involved in any transactions with related persons, which includes our directors, executive officers or shareholders known to us to beneficially own more than five percent of our outstanding common stock requiring disclosure under applicable securities regulations.

SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
AND RELATED STOCKHOLDER MATTERS

The following table sets forth as of October 21, 2009, certain information known to us with respect to the beneficial ownership of Common Stock by (i) each person who is known by us to own of record or beneficially more than 5% of the outstanding Common Stock, (ii) each of our directors executive officers, and (iii) all of our directors and executive officers as a group.  Unless otherwise indicated, each of the stockholders can be reached at our principal executive offices located at 2801 Trade Center Drive, Suite 120, Carrollton, Texas 75007.

Beneficial ownership is determined according to the rules of the Securities and Exchange Commission, and generally means that a person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security, and includes options, warrants and convertible securities that are currently exercisable or convertible within 60 days of October 21, 2009.  Unless otherwise stated, the beneficial owner has sole voting and investment power over the listed Common Stock.

	SHARES BENEFICIALLY OWNED[1]
	Number	Percent (%)
Beneficial Owners of more than 5% of Common Stock (other than directors and executive officers)
GenNx360 GVI Holding, Inc.[2]	6,252,633	22.4%
Steven Kolow[3] PO Box 5360 Wayland, MA 01778	5,345,623	19.4%
Fred Knoll [4]	3,565,445	12.8%
Europa International, Inc. [5]	3,557,303	12.7%
HG Investments, LLC 7030 Hayvenhurst Ave. Van Nuys, CA 91406	2,770,342	10.2%
David Weiner [6] 3490 Laurel Canyon Boulevard, Suite 327 Studio City, California 91604	2,695,330	9.7%
Richard Kall [7] 9000 Players Club Drive Las Vegas, NV 89134	2,595,342	9.5%
Bruce Galloway [8] 720 Fifth Avenue, 10th Floor New York, NY 10019	1,589,916	5.8%
Strategic Turnaround Equity Partners, LP (Cayman) GCM Administrative Services LLC Gary Herman[9]	1,547,184	5.7%

Directors and Executive Officers
Steven E. Walin [10]	2,036,021	7.0%
Joseph Restivo [10]	2,017,813	6.9%
Craig Ellins [11]	203,958	*
Gary Freeman [12]	165,136	*
Moshe Zarmi [11]	131,875	*
All directors and executive officers as a group (five persons) [12]	4,554,803	13.9%

*	Less than 1%.

1
Gives effect to the shares of Common Stock issuable upon the exercise of all options exercisable within 60 days of October 21, 2009 and other rights beneficially owned by the indicated stockholders on that date.  Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to shares.  Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares beneficially owned.  Percentage ownership is calculated based on 27,285,301 shares of the Common Stock outstanding as of October 21, 2009.  All information is based upon information furnished by the persons listed, contained in filings made by them with the SEC or otherwise available to the Company.

2
All shares beneficially owned by Europa International, Inc. (“Europa”) and Mr. Weiner are subject to Tender and Support Agreements entered into with Parent and Purchaser.  Each Tender and Support Agreement grants Parent an irrevocable proxy to vote the shares subject to such Tender and Support Agreement in favor of the merger agreement and obligates each of the stockholders to tender its or his shares in the Offer.  Accordingly, these shares are considered beneficially held by Parent, on the one hand, and Mr. Weiner (with respect to 2,695,330 shares) and Europa (with respect to 3,557,303 shares), on the other hand.

3
Includes 324,938 shares of Common Stock issuable upon exercise of warrants and 600,000 shares of Common Stock held by The Kolow Charitable Foundation, as to which Mr. Kolow has voting and dispositive powers.  Based on a Schedule 13G filed by Mr. Kolow on January 17, 2008.

4
Includes (i) 3,557,303 shares of Common Stock beneficially owned by Europa; (ii) 1,475 shares of Common Stock beneficially owned by Thinking Technologies, L.P., and (iii) warrants to purchase 6,667 shares of Common Stock held by Knoll Capital Fund II. Fred Knoll is the principal of Knoll Capital Management, L.P., which is the general partner of Thinking Technologies, L.P., and the investment manager of Knoll Capital Fund II and Europa. Mr. Knoll’s address is c/o Knoll Capital Management, L.P. 666 5th Avenue Suite 3702, New York, New York 10102.

5
Includes 650,063 shares of Common Stock issuable upon exercise of warrants. Europa’s address is P.O. Box 146, Road Town, Tortola, British Virgin Islands. Fred Knoll is the principal of Knoll Capital Management, L.P., which manages Europa’s investments.  All shares owned by Europa are subject to a Tender and Support Agreement, by and among Parent, Purchaser, GVI and Europa, which grants Parent an irrevocable proxy to vote the shares in favor of the merger agreement and obligates Europa to tender its shares in the Offer.  Accordingly, these shares are considered beneficially held by both Europa and Parent.

6
Includes (i) 11,000 shares of Common Stock owned by Woodman Management Corporation, of which David Weiner is the sole shareholder, (ii) 518,688 shares of Common Stock issuable upon exercise of a warrant, and (iii) warrants to purchase 6,667 shares of Common Stock held by W-Net, Inc., of which Mr. Weiner is the sole shareholder.  All shares owned by Mr. Weiner are subject to a Tender and Support Agreement, by and among Parent, Purchaser, GVI and Mr. Weiner, which grants Parent an irrevocable proxy to vote the shares in favor of the merger agreement and obligates Mr. Weiner to tender his shares in the Offer.  Accordingly, these shares are considered beneficially held by both Mr. Weiner and Parent.

7	Includes 75,000 shares of Common Stock issuable upon exercise of a warrant.

8
Includes 1,547,184 shares of Common Stock held by Strategic Turnaround Equity Partners, LP (Cayman) (“STEP”), 15,078 shares of Common Stock held by Mr. Galloway’s Individual Retirement Account, 3,700 shares held in the account of his child which Mr. Galloway has sole power to vote and dispose, 20,000 shares held by Rexon Galloway Capital, LLC, which Mr. Galloway has sole power to vote and dispose, and 954 shares held by Jacombs Investment, Inc. for which Mr. Galloway has sole power to vote and dispose. Mr. Galloway is a managing member of Galloway Capital Management, LLC, the general partner of STEP. Based on a Schedule 13G filed on February 13, 2009.

9
These shares are held directly by STEP, with a principal address of c/o Stuarts Corporate Services, Ltd; P.O. Box 2510 GT, 4th floor, One Cayman Financial Centre, 36A Dr. Roy’s Drive, Georgetown, Grand Cayman, Cayman Island.

GCM Administrative Services LLC, Gary Herman and Bruce Galloway, which all have a principal address of 720 Fifth Avenue, 10th Floor, New York, NY 10019, share the power to vote and dispose of these shares.  Based on a Schedule 13G filed on February 13, 2009.

10	Includes 1,881,796 shares of Common Stock issuable upon exercise of options.

11	Includes 120,625 shares of Common Stock issuable upon exercise of options.

12	These shares of Common Stock are all issuable upon exercise of options.

13	Includes Messrs. Ellins, Freeman, Zarmi, Walin, and Restivo.

Section 16(a) Beneficial Ownership Reporting Compliance

The members of our board of directors, our executive officers and persons who hold more than 10% of our outstanding Common Stock are subject to the reporting requirements of Section 16(a) of the Exchange Act, which requires them to file reports with respect to their ownership of our Common Stock and their transactions in such Common Stock.  Based solely upon a review of Forms 3 and 4 and amendments furnished to the Company by such persons subject to the reporting requirements of Section 16(a) of the Exchange Act, we believe that all reporting requirements under Section 16(a) for the 2008 fiscal year were met in a timely manner by our directors, executive officers and beneficial owners of more than 10% of our Common Stock.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table shows for the fiscal years ended December 31, 2008 and 2007, compensation awarded to or paid to, or earned by, Steven E. Walin, our Chief Executive Officer, and Joseph Restivo, our Chief Financial Officer and Chief Operating Officer (the “Named Executive Officers”).

Summary Compensation Table

Name and Principal Position	Year	Salary ($)		Bonus ($)	Option Awards ($)	All Other Compensation ($)		Total ($)
Steven E. Walin Chief	2008	$375,000		$159,375	—	$18,000	(2)	$552,375
Executive Officer	2007	$375,000		$187,500	—	$18,000	(2)	$580,500
Joseph Restivo, Chief Operating Officer	2008	$250,000		$125,000	—	$12,000	(2)	$387,000
and Chief Financial Officer	2007	$212,500	(1)	$106,250	—	$133,317	(2)	$452,067

(1)	Annual base salary was increased from $200,000 to $250,000 effective October 1, 2007.

(2)
Includes a car allowance of $1,500 per month for Mr. Walin and $1,000 per month for Mr. Restivo.  Mr Restivo’s 2007 all other compensation also includes Mr. Restivo’s costs to relocate from Florida to Carrollton, Texas, where we are headquartered, for which we reimbursed Mr. Restivo.

Grants of Plan-Based Awards

We did not grant any awards under any of our incentive plans to our Named Executive Officers in 2007 or 2008.

Outstanding Equity Awards at Fiscal Year –End

The following table shows for the fiscal year ended December 31, 2008, certain information regarding outstanding equity awards at fiscal year-end for the Named Executive Officers.

Outstanding Equity Awards At December 31, 2008

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Steven E. Walin	1,411,346	470,449	$.20	October 4, 2016
Joseph Restivo	1,411,346	470,449	$.20	October 4, 2016

EMPLOYMENT CONTRACTS; TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

Employment Agreement with Chief Executive Officer

We entered into an Employment Agreement, dated as of February 9, 2006, with Steven E. Walin, our Chief Executive Officer. The Employment Agreement was amended on January 8, 2008, to extend the term thereof to December 31, 2011.  Pursuant to the Employment Agreement, Mr. Walin receives an annual base salary of $375,000.

Pursuant to his Employment Agreement, Mr. Walin is entitled to receive an annual bonus of up to 50% of his base salary based on the achievement of annual performance targets approved of by our board of directors, for subsequent years.

In addition, pursuant to the Employment Agreement, in the event that Mr. Walin’s employment is terminated by us without “Cause” or by Mr. Walin for “Good Reason” (as such terms are defined in the Employment Agreement), Mr. Walin will be entitled to:

•	payment of all accrued but unpaid base salary, and unpaid annual bonus with respect to any completed fiscal year;

•
payment of his base salary and continued medical benefits for 12 months; provided, that if such termination occurs within 18 months after a “Change in Control” Mr. Walin will instead be entitled to a payment equal to 200% of his base salary and continued medical benefits for 24 months;

•	pro-rated bonus for the year in which the termination occurs, payable following such fiscal year to the extent he would have otherwise been entitled to such bonus; and

•
provided at least six months has expired since the last vesting of an option grant, a pro rata vesting of his option shares which are scheduled to vest on the next vesting date; provided, that if such termination occurs within 18 months after a “Change in Control,” all of the unvested options will immediately vest.

 If Mr. Walin’s employment is terminated as a result of his death or disability, we will pay him his accrued but unpaid base salary, unpaid annual bonus with respect to any completed fiscal year, and a pro-rated portion of any bonus he would have otherwise been entitled for the fiscal year in which the termination occurs.

Mr. Walin is prohibited under the Employment Agreement from using or disclosing any of our proprietary information, competing with us, hiring any of our employees or consultants and soliciting any of our customers or suppliers to reduce or cease business with us.

On October 4, 2006, we entered into an amendment to our Employment Agreement with Mr. Walin under which we issued him an option to purchase 1,881,795 shares of our Common Stock at an exercise price of $.20 per share (such number of shares and exercise price after giving effect to our subsequent reverse stock split) vesting over a three-year period.  Pursuant to the amendment, Mr. Walin forfeited all stock options previously granted to him under his employment agreement as well as the right to be issued additional stock options upon the closing of a private placement of our securities.

On January 8, 2008, we entered into an amendment to our Employment Agreement with Mr. Walin, under which his term of employment has been extended to December 31, 2011.  The amendment also extends the period following a “Change in Control,” from 12 months to 18 months, within which Mr. Walin is entitled to increased severance in the event he is terminated without “Cause” or resigns for “Good Reason.”

On March 21, 2008, Mr. Walin was paid an annual bonus of $187,500.  This bonus equates to 50% of Mr. Walin’s 2007 base salary, and was approved by the Company’s compensation committee.

On October 21, 2009, we entered into an amendment to our Employment Agreement with Mr. Walin, under which the Employment Agreement with Mr. Walin has been amended to provide that (i) the Employment Agreement automatically will terminate on the Effective Date (as defined in the merger agreement) and (ii) the Employment Agreement will be superseded in its entirety by the Amended and Restated Employment Agreement (described in the Schedule 14D-9 to which this Information Statement is attached as Annex II).

Employment Agreement with Chief Financial Officer and Chief Operating Officer

We have entered into an Employment Agreement, dated as of March 28, 2006, with Joseph Restivo, our Chief Financial Officer and Chief Operating Officer. The Employment Agreement was amended on January 8, 2008, to extend the term thereof to December 31, 2011.  The Employment Agreement provides Mr. Restivo with an annual base salary of $250,000, and an annual bonus of up to 50% of his base salary based on the achievement of annual performance targets approved of by our board of directors.

In addition, pursuant to the Employment Agreement, in the event that Mr. Restivo’s employment is terminated by us without “Cause” or by Mr. Restivo for “Good Reason” (as such terms are defined in the Employment Agreement), Mr. Restivo will be entitled to:

•	payment of all accrued but unpaid base salary and unpaid annual bonus with respect to any completed fiscal year;

•
payment of his base salary and continued medical benefits for 12 months; provided, that if such termination occurs within 18 months after a “Change in Control” Mr. Restivo will instead be entitled to a payment equal to 200% of his base salary and continued medical benefits for 24 months;

•	pro-rated bonus for the year in which the termination occurs, payable following such fiscal year to the extent he would have otherwise been entitled to such bonus;

•
provided at least six months has expired since the last vesting of his option grant, a pro rata vesting of his option shares which are scheduled to vest on the next vesting date; provided, that if such termination occurs within 18 months after a “Change in Control,” all of the unvested options will immediately vest; and

•	a cash payment of $75,000 on an after-tax basis to cover his relocation expenses.

If Mr. Restivo’s employment is terminated as a result of his death or disability, we will pay him his accrued but unpaid base salary and unpaid annual bonus with respect to any completed fiscal year, and a pro-rated portion of any bonus he would have otherwise been entitled for the fiscal year in which the termination occurs.

Mr. Restivo is prohibited under the Employment Agreement from using or disclosing any of our proprietary information, competing with us, hiring any of our employees or consultants and soliciting any of our customers or suppliers to reduce or cease business with us.

On October 4, 2006, we entered into an amendment to our Employment Agreement with Mr. Restivo under which we issued him an option to purchase 1,881,795 shares of our Common Stock at an exercise price of $.20 per share (such number of shares and exercise price after giving effect to our subsequent reverse stock split) vesting over a three-year period.  Pursuant to the amendment, Mr. Restivo forfeited all stock options previously granted to him under his employment agreement as well as the right to be issued additional stock options upon the closing of a private placement of our securities.

On January 8, 2008, we entered into an amendment to our Employment Agreement with Mr. Restivo, under which his term of employment has been extended to December 31, 2011.  The amendment also extends the period following a “Change in Control,” from 12 months to 18 months, within which Mr. Restivo is entitled to increased severance in the event he is terminated without “Cause” or resigns for “Good Reason.”  The amendment additionally entitles Mr. Restivo to a cash payment of $75,000 to cover his relocation expenses in the event he is terminated without “Cause” or resigns for “Good Reason” (whether before or after a “Change in Control”).

On March 21, 2008, Mr. Restivo was paid an annual bonus of $106,500.  This bonus equates to 50% of Mr. Restivo’s 2007 base salary, and was approved by the Company’s compensation committee.

On October 21, 2009, we entered into an amendment to our Employment Agreement with Mr. Restivo, under which the Employment Agreement with Mr. Restivo has been amended to provide that (i) the Employment Agreement automatically will terminate on the Effective Date (as defined in the merger agreement) and (ii) the Employment Agreement will be superseded in its entirety by the Amended and Restated Employment Agreement (described in the Schedule 14D-9 to which this Information Statement is attached as Annex II).

Director Compensation

Non-employee Directors

Our non non-employee directors are entitled to receive a monthly cash payment of $2,500.  Craig Ellins waived his right to receive these payments through February of 2008.  In addition, the chairman of our audit and compensation committees is entitled to receive $5,000 annually for each of those committees chaired by him.  Mr. Freeman chaired both the audit and compensation committee during the year ended December 31, 2008.  Our directors are also reimbursed for actual out-of-pocket expenses incurred by them in connection with their attendance at meetings of the board of directors.

On July 3, 2008 we granted our non-employee directors ten-year options to purchase an aggregate of 30,000 shares of Common Stock at an exercise price of $.46 per share. One quarter of these options vested immediately, with the remaining options vesting ratably in 12 quarterly installments over a three year period that commenced September 1, 2008.  In addition, we granted the chairman of our audit and compensation committees an option to purchase an additional 20,000 shares in the aggregate for his service as chairman of those committees with similar vesting provisions.

The following table shows for the fiscal year ended December 31, 2008 certain information with respect to the compensation of our non-employee directors.

Director Compensation for Fiscal 2008

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($) (1)	All Other Compensation ($)	Total ($)
Craig Ellins	$25,000	—	$7,890	—	$32,890

Gary Freeman	$35,000	—	$13,150	—	$53,150

Moshe Zarmi	$30,000	—	$7,890	—	$37,890

(1)
The value of option awards granted to directors has been estimated pursuant to SFAS No. 123(R) based on our expense for the options described in the footnotes to the Company’s financial statements as indicated in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, except that for purposes of this table, we have assumed that none of the options will be forfeited.  The directors will not realize the estimated value of these awards in cash until these awards are vested and exercised or sold. For information regarding our valuation of option awards, see “Stock-Based Compensation” in Note 1 of our financial statements for the year ended December 31, 2008 in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008.

The Plan is administered by the Compensation Committee of the Board of Directors. The Compensation Committee has the authority to select those employees, officers, directors and consultants whose performance it determines significantly promotes the Company’s success to receive discretionary awards under the Plan, grant the awards, interpret and determine all questions of policy with respect thereto and adopt rules, regulations, agreements and instruments deemed necessary for its proper administration.

ANNEX II

2000 Avenue of the Stars, 9th Floor South     Los Angeles, California 90067     TEL 310 246 3700     800 929 2299     FAX 310 246

CONFIDENTIAL

October 21, 2009

The Special Committee of the Board of Directors
The Board of DirectorsGVI Security Solutions, Inc.2801 Trade Center Drive, Suite 120
Carrollton, TX 75007

Members of the Special Committee and the Board:

We understand that GVI Security Solutions, Inc., a Delaware corporation (the “Company”), is considering a transaction whereby GenNx360 GVI Holding, Inc., a Delaware corporation (“Parent”), will acquire the Company.  Under the terms of an Agreement and Plan of Merger, draft dated as of October 21, 2009 (the “Merger Agreement”), by and among the Company, Parent and GenNx360 GVI Acquisition Corp., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), (i) Parent shall cause Merger Sub to commence a cash tender offer (the “Tender Offer”) to purchase all of the issued and outstanding shares of common stock of the Company, par value $0.001 per share (the “Company Common Stock”), at a price of $.38 per share (the “Consideration”) and (ii) following consummation of the Tender Offer, Merger Sub will merge (the “Merger” and, together with the Tender Offer, the “Transaction”) with and into the Company, as a result of which the Company will become a wholly owned subsidiary of Parent, and all of the issued and outstanding Company Common Stock not previously tendered will be converted into the right to receive the Consideration.  The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

You have requested that we provide our opinion as to the fairness, from a financial point of view, of the Consideration to the holders of the Company Common Stock in connection with the Transaction.  We are not opining on, and this opinion does not constitute an opinion with respect to, the Company’s underlying business decision to effect the Transaction, any legal, tax or accounting issues concerning the Transaction, or any terms of the Transaction (other than the Consideration).

In connection with this opinion, we have made such reviews, analyses, and inquiries as we have deemed necessary and appropriate under the circumstances.  We have, among other things:

(i)
Analyzed certain publicly available information of the Company that we believe to be relevant to our analysis, including the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2008 and quarterly reports on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009;

(ii)	Reviewed certain internal financial forecasts and budgets prepared and provided by the Company’s management;
(iii)	Met with and held discussions with certain members of the Company’s management to discuss the Company’s operations and future prospects;
(iv)	Reviewed public information with respect to certain other public companies with business lines and financial profiles which we deemed to be relevant;

(v)	Reviewed the implied financial multiples and premiums paid in merger and acquisition transactions which we deemed to be relevant;
(vi)	Reviewed current and historical market prices of the Company Common Stock, as well as the trading volume and public float of the Company Common Stock;
(vii)	Reviewed the Merger Agreement, including material schedules and exhibits, and related agreements; and
(viii)
Conducted such other financial studies, analyses and investigations and took into account such other matters as we deemed necessary, including our assessment of general economic and monetary conditions.

In giving our opinion, we have relied upon the accuracy and completeness of the foregoing financial and other information and have not assumed responsibility for independent verification of such information or conducted or have been furnished with any current independent valuation or appraisal of any assets of the Company or any appraisal or estimate of liabilities of the Company.  With respect to the financial forecasts, we have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company as to the future financial performance of the Company.  We have also relied upon the assurances of management of the Company that it is unaware of any facts that would make the information or financial forecasts provided to us incomplete or misleading.  We assume no responsibility for, and express no view as to, such financial forecasts or the assumptions on which they are based.

Our opinion is based upon financial, economic, market and other conditions as they exist and can be evaluated on the date hereof and does not address the fairness of the Consideration as of any other date.  These conditions have been and remain subject to extraordinary levels of volatility and uncertainty, and we express no view as to the impact of such volatility and uncertainty on the Company or the contemplated benefits of the Transaction.  In rendering this opinion, we have assumed, with your consent that (i) the final executed form of the Merger Agreement does not differ in any material respect from the draft that we have examined, (ii) the parties to the Merger Agreement will comply with all the material terms of the Merger Agreement, and (iii) the Transaction will be consummated in accordance with the terms of the Merger Agreement without any adverse waiver or amendment of any material term or condition thereof.  We have also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any material adverse effect on the Company or the Transaction.

Our opinion expressed herein has been prepared at the request of the Company for the information of the Special Committee of the Board of Directors and the Board of Directors of the Company in connection with its consideration of the Transaction.  Our opinion does not constitute a recommendation as to any action the Company or holders of the Company Common Stock should take in connection with the Transaction or any aspect thereof.  Our opinion does not address the merits of the underlying decision by the Company to engage in the Transaction or the relative merits of any alternatives discussed by the Special Committee of the Board of Directors and the Board of Directors of the Company.  In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction or any class of such persons.  This opinion may not be reproduced, disseminated, quoted or referred to at any time without our prior written consent, except that a copy of the opinion may be reproduced in full and otherwise referred to in the Company’s tender offer and proxy statement and related filings describing the Transaction.

Pursuant to the terms of the engagement letter between Imperial Capital, LLC (“Imperial Capital”) and the Company, no portion of Imperial Capital’s fee for the delivery of this fairness opinion is contingent upon the consummation of the Transaction or the conclusions reached in this opinion.  In addition to the fairness opinion fee, Imperial Capital is also entitled to an additional fee from the Company upon consummation of the transaction.  Additionally, pursuant to the terms of the engagement letter between Imperial Capital and the Company, the Company has agreed to indemnify Imperial Capital from certain liabilities arising from this engagement and the delivery of this fairness opinion.

In the ordinary course of our business, we and our affiliates may actively trade the debt and equity securities of the Company for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.  The issuance of this opinion was approved by an authorized committee of Imperial Capital.

Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration is fair, from a financial point of view, to the holders of the Company Common Stock in connection with the Transaction.

Very truly yours,

Imperial Capital, LLC

ANNEX III

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW RIGHTS OF APPRAISAL

Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

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(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

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(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

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(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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